BACK TO BASICS



2001 Annual Report to Shareholders

DQE

DQE delivers essential products and related services, including electricity, water and communications, to more than one million customers throughout the United States.

CONTENTS

CORE BUSINESS



Duquesne Light

Our primary subsidiary is a leader in the transmission and distribution of electric energy, offering technological innovation and superior customer service and reliability to more than half a million direct customers throughout southwestern Pennsylvania.

COMPLEMENTARY BUSINESSES



DQE Energy Services

A diversified energy services company offering a wide range of energy outsourcing solutions for industrial, manufacturing, airport and institutional markets, including ownership, operation and maintenance of energy facilities and the production of alternative fuels.



DQE Communications

Enables advanced data and telecommunications services in the greater Pittsburgh region through a 200-mile, competitor-neutral, dark-fiber network.



DQE Financial

An investment and portfolio management organization focusing its financial expertise in structured finance and alternative-energy markets.



AquaSource

A water and wastewater management company that increases efficiency and provides better customer service through aggregation.

DQE HIGHLIGHTS

Financial and Operating

(in millions, except per share amounts)	2001	2000	CHANGE
Operating revenues:			
Total	$ 1,296	$ 1,327	(2.3%)
Electric	$ 1,025	$ 1,029	(0.4%)
Assets:			
Total	$ 3,226	$ 3,844	(16.1%)
Electric	$ 1,837	$ 2,240	(18.0%)
Customers (in thousands):			
Total	1,176	1,066	10.3%
Electric	586	586	—
Water	520	410	26.8%
Propane	70	70	—
Earnings (loss) per common share	$ (2.75)	$ 2.44	(212.7%)
Dividends paid per common share	$ 1.68	$ 1.60	5.0%
Net income (loss)	$ (153)	$ 153	(200.0%)
DQE return on average common equity	(23.8%)	17.0%	—
Common stock outstanding:			
Average shares	55.9	63.3	(11.7%)
Actual shares	55.9	55.9	—

Market Price Per Share

	2001	2000	1999	1998	1997	1996	FIVE-YEAR COMPOUND GROWTH RATE
High	$33.15	$48.50	$44.19	$43.94	$35.13	$31.50	1.0%
Low	$16.68	$30.75	$33.88	$31.63	$26.88	$25.75	(8.3%)
Year-end	$18.93	$32.75	$34.63	$43.94	$35.13	$29.00	(8.2%)

DIVIDENDS PAID PER SHARE


97
$1.36
98
$1.44
99
$1.52
00
$1.60
01
$1.68

Five-year compound growth rate of 5.6%

BACK TO BASICS:

A PLAN FOR PRUDENT GROWTH

2001 was a very difficult and challenging year for almost everyone in our country.

- ***While touching each of us in different ways, the events of September 11, 2001, will forever change our conception of safety and security.***
- ***More recently, we witnessed the Enron bankruptcy, and with it, the collapse of many years of public confidence and trust in the oversight of corporate financial disclosure — as well as the system of corporate governance.***
- ***2001 also witnessed the sharp decline of the market value of the Internet and technology sector.***
- ***In the electric industry, we experienced the meteoric rise and fall of the generation business — and the California market — and saw the resulting impact on utility restructuring throughout the country.***

Clearly, any one of these events would have made 2001 a difficult year by almost any measure. However, the combination of these events — and the resulting uncertainty brought to our lives — is impacting how we do business, how shareholders view the corporations in which they invest, and how employees view their employers.

There's no doubt that we at DQE were affected by these events, and that we incurred some additional setbacks of our own during 2001. We wrote off approximately $200 million of investments. Our stock price, which began the year around $33, ended 2001 at $18.93. Like most Americans, we found ourselves reevaluating and reprioritizing every facet of our business. And, just like the American people, we got up, dusted ourselves off, gained a new perspective from our experiences in 2001, and have gone on with more resolve than ever before.



Morgan K. O'Brien
President and Chief Executive Officer

We begin this new era with a renewed commitment to our core values, a much narrower focus on our core business, and a disciplined investment and management approach. Our Back-to-Basics business strategy, announced last year, is designed to reduce uncertainty for shareholders by simplifying our business, focusing on the things we do best, applying proven methods to grow the company, and being disciplined in our approach.

SIMPLIFYING THE BUSINESS

Our Back-to-Basics strategy features a more concentrated focus on our core electric utility operations and complementary businesses, such as energy services. We have been in the energy business for 120 years. We understand that business because we have been an integrated utility, a generator, and a distributor of electricity.

We currently are exploring opportunities to sell, in an orderly manner, certain non-core assets. Proceeds from these divestitures will be used to reduce debt in order to strengthen our balance sheet. Divesting these businesses will enable us to pursue value-creating activities that are related to our core business.

FOCUSING ON THE THINGS WE DO BEST

In short, our Back-to-Basics strategy is taking the best from what we are today and building on it.

Duquesne Light's customer satisfaction ratings are at an all-time high. Industry-leading successes in restructuring related to the implementation of customer choice have benefited rate payers and won favor with regulators. And with a continuing focus on streamlining costs, Duquesne Light remains a steady source of recurring earnings.

Customers view Duquesne Light as a safe, reliable and secure source of energy at a fair price. We will build on that brand with existing customers and add new customers by providing the products and services that they value most highly. In addition, the strengths of Duquesne's current customer relationships potentially can be used to increase customer willingness to consider future initiatives related to our core business.

APPLYING PROVEN METHODS TO GROW

Over the past two years, Duquesne Light has focused on becoming one of the best Transmission and Distribution — or wires — companies in the electric utility industry. Its goal is to provide reliable service and superior customer satisfaction at the lowest cost per customer.

As part of this "Best-in-Class" initiative, Duquesne Light benchmarked companies with excellent financial and operational results. This expertise, combined with Duquesne's customer focus, resulted in significant increases in net income, cash flow and customer satisfaction.

To provide the best value for our shareholders going forward, every business we are in will be driven by this "best-practices" focus. If we cannot achieve results consistent with our electric utility model, we will not be in that business.

BEING DISCIPLINED IN OUR APPROACH

We plan to grow earnings more steadily, with less volatility, over the next few years. The cornerstone of this strategy will be a focus on seeking growth through a disciplined investment and management approach. All new investment opportunities will be expected to have a strong and clear relationship to our core electric business, as well as the ability to create sustained value. We will act decisively, but prudently, with the right mix of initiatives that will provide both near-term results and a foundation for the longer term.

FOCUSING ON RELIABLE EARNINGS STREAMS

Much of our earnings expectations and results in recent years centered on asset dispositions and monetization of investments. This resulted in a variable earnings pattern. However, stranded cost recovery at Duquesne provided a stable cash flow.

Approximately $100 million of additional stranded cost recovery is expected to be collected in 2002 through the Competitive Transition Charge (CTC) portion of Duquesne customer bills. While stranded cost collection will end in the near future, our going-forward earnings are from stable, low-risk sources. We are focused on businesses that produce more predictable and reliable earnings streams.

On the electric utility side of the business, we are confident that our Transmission and Distribution earnings stream, combined with a half-cent per kilowatt-hour margin on sales to customers who currently receive generation through the provider-of-last-resort (POLR) service, furnish a very low-risk and stable earnings foundation.

While we continue to believe our projected cash flows over the next two years should support our current dividend level, recent developments could impact our future dividend policy. These include

"We begin this new era with a stronger commitment to our core values, a much narrower focus on our core business, and a disciplined investment and management approach."

the need to issue additional equity in response to stricter, post-Enron requirements on companies by rating agencies, as well as our own decision to potentially invest additional capital into the electric supply business. We also will have to consider the effectiveness of the divestiture of our non-complementary assets. We currently are evaluating these issues and their impacts on our dividend policy.

RECONNECTING TO THE 'NEW PITTSBURGH'

Consistent with our Back-to-Basics focus, we are reestablishing our corporate presence in the Pittsburgh region. Pittsburgh is our home — our success is directly connected to the success of the communities and families we serve.

The Pittsburgh region is a resilient area that has undergone a remarkable renaissance, rising out of its past as a center of industry into a high-tech hub, a home to numerous Fortune 500 companies, a vibrant cultural center and a leader in health care. Some call it the "New Pittsburgh."

Through its Best-in-Class initiative, Duquesne Light connected to the communities it serves by providing a stable, certain supply of electricity — unlike California — while promoting open markets that give customers flexibility and access to the lowest prices possible. As a result, customer satisfaction and loyalty ratings are at an all-time high. Evolution of Duquesne's Best-in-Class initiative, from an internal commitment to a focus on the region, is a natural next-step for our company. As the New Pittsburgh grows, so will our opportunity to grow earnings for our shareholders.

One such initiative arises out of customer preference to stay with Duquesne Light as an energy provider through its POLR service. The current arrangement to supply electricity for POLR customers runs through the end of 2004. We are proactively evaluating a number of options to meet the need for a safe, reliable source of energy for our customers while maintaining — and perhaps adding to — this important earnings stream.

We are beginning to work with the Public Utility Commission (PUC) and stakeholders to develop a post-2004 POLR arrangement that benefits both customers and shareholders. Options include extending the current arrangement, negotiating a similar agreement with another generation company, and constructing a generation facility — either independently or with partners. A combination of these options also is a possibility. After selecting the most prudent supply option, we will file a specific proposal with the PUC by August 2002.

BUILDING ON OUR STRENGTHS

As I told shareholders attending last year's annual meeting, this 120-year-old company has survived and rebounded from difficult times before.

We have an experienced, energetic, highly focused management team, and a dedicated, veteran workforce that is eager to make our Back-to-Basics strategy succeed.

We have a knowledgeable board of directors that is fully committed to seeing the value of DQE stock grow. We recently added three new members who are business leaders in the Pittsburgh region. You can learn more about Charles C. Cohen, David M. Kelly and John D. Turner by reading their biographical information on page 12.

There is no doubt that it is difficult to be a small, successful, independent regional energy provider in a business environment that is consolidating rapidly. We believe it is the right alternative for DQE. There is great value in this organization. We can control our own destiny by building on our strengths and extracting value out of every action we take. Capital markets are poised to reward those utilities that have taken advantage of their "passage" through deregulation to position themselves well within their service territories and the industry. I am confident that we can be that type of vibrant energy company.

On behalf of the board, I want to thank you for your continued support as we implement our Back-to-Basics strategy.

Sincerely,

Morgan K. O'Brien

Morgan K. O'Brien
President and Chief Executive Officer
April 19, 2002

Values can be defined as the social principles, goals or standards held or accepted by a group of people. With origins dating back to 1880, our company has long demonstrated the strong values on which it was founded. Integrity and respect for both the individual and our environment are just a few of the values inherent in our company.

NOTHING IS MORE BASIC THAN GOOD BUSINESS ETHICS

Over time, the performance of an institution is a function of its culture. In turn, the culture of a company is shaped by the character of its people. When we conduct our day-to-day business in a way that is true to such principles as fairness, honesty, candor and integrity, we not only uphold our own personal standards of ethical behavior, we also promote the success of our company. ***In short, good ethics are good business.***

The collapse of Enron Corp., a global energy-trading giant, has brought an intense legislative and media focus on business ethics. In particular, there has been much discussion regarding the integrity of financial disclosure due to relationships that compromise the independence of outside audit firms.

DQE is committed to maintaining the highest standards of business ethics. We fully recognize our responsibility to foster a strong ethical climate so that our day-to-day activities are conducted according to the highest standards of business and common-sense ethics, and are in compliance with applicable laws and regulations. This responsibility is communicated to all of our employees through DQE's Guidelines for Ethical Conduct, which address issues such as ethical relations with customers, suppliers and governmental representatives; conflicts of interest; and the safeguarding of assets. Each year, we ask management employees to reaffirm, in writing, their commitment to the guidelines.

After completing a full review of best practices in light of the Enron bankruptcy, our Board of Directors recently approved the following additional measures:

- *DQE will not hire any personnel from its independent public accountants until at least two years from the time they have left the firm.*
- *DQE will not use its independent public accountants to prepare employee tax returns.*
- *Except for tax-related work, DQE will not hire its independent public accountants to provide non-audit services, such as information-technology, internal-auditing, appraisal, actuarial, or management services.*

Morgan K. O'Brien	Frank A. Hoffmann	Victor A. Roque	Alexis Tsaggaris
President and Chief Executive Officer	*Executive Vice President; President, AquaSource*	*Executive Vice President; President, Duquesne Light*	*Executive Vice President; President, Unregulated Subsidiaries*

OUR CORE

>>> UTILITY BUSINESS

Duquesne Light continues its successful transition into a "Best-in-Class" wires company.


5877
Duquesne Light
805B

Strategically located service centers are improving our response times.

WHETHER THAT SUCCESS IS MEASURED IN TERMS OF INCREASED CONTRIBUTIONS TO NET INCOME AND CASH FLOW OR SIGNIFICANT IMPROVEMENTS IN CUSTOMER SERVICE, SATISFACTION AND RELIABILITY, DUQUESNE LIGHT PROVIDES A SOLID FOUNDATION FOR DQE'S BACK-TO-BASICS BUSINESS STRATEGY.

ACHIEVING BEST-IN-CLASS OPERATIONS

After studying those wires companies that consistently deliver excellent financial and operational results, we developed our own definition of Best-in-Class.

- Achieve and maintain the lowest cost per customer of any wires business in the United States.
- Deliver high levels of customer satisfaction and service, as well as reliability.

During 2001, we continued to implement the significant operating, staffing, spending, and core process changes needed to meet these Best-in-Class aspirations. We redesigned every one of our key operating practices — from Asset Management to Work Management to Outage Management — fundamentally rethinking how we operate the business. The results, to date, of this multi-year initiative are impressive.

Our total cost per customer is in line with the best in the industry. Our customer satisfaction ratings are the highest in our history while national utility company satisfaction levels, on average, are flat. Our reliability continues to improve. And we achieved these results a year ahead of plan.

Tree-related outages are at all-time lows, and our diagnostic capabilities are growing rapidly. We are restoring customer service faster than ever before, and faster than virtually any competitor. We provide useful estimates of service restoration time, and we soon will provide similar estimates on the first call for delivery of services ranging from streetlight maintenance to connecting a new service.

Based on extensive, regular customer surveys, we are defining Best-in-Class service performance via five "customer promises."

- You can speak to an agent when you want.
- We will handle your call on the first call.
- We will provide you with useful outage information.
- We will restore your power within two hours.
- You will experience four or fewer outages per year.

"Our customer satisfaction ratings are the highest in our history while national utility company satisfaction levels, on average, are flat."

Our employees consistently met or exceeded these customer promises in 2001. While we will continue to work hard to improve our response to these promises, it is clear that delivering outstanding



[illegible] has developed into a recognized leader in the fields of health care, financial services, software development and robotics. From funding the lighting of one of the city's historic bridges to encouraging more community involvement by employees, we have renewed our commitment to the region as part of our Back-to-Basics strategy. Our success is directly related to the success of the communities we serve.


Duquesne Light
A DQE Company

Pennsylvania Gov. Mark Schweiker (pictured) and state Public Utility Commission Chairman Glen Thomas joined Duquesne Light in announcing a decrease in residential customer bills averaging 16-20 percent as a result of the elimination of the Competitive Transition Charge. "This is a great day for southwestern Pennsylvania and a milestone event in the 120-year history of a forward-thinking company such as Duquesne Light," Schweiker said.

service is driving our outstanding customer satisfaction ratings.

By far, our greatest successes to date have been in the areas of useful outage restoration information and two-hour service restoration. Working closely together, our Operations, Call Center, Performance Management, and Work Management teams designed and deployed a new process for estimating when service will be restored and communicating this information to customers, both through our automated telephone system and our customer service agents. Surveys indicate that at the end of 2001, 82 percent of callers were receiving restoration estimates and found them useful.

The key to meeting the two-hour restoration goal are the nine service centers that we have strategically located throughout our 800 square-mile service territory. Through these centers, we have moved critical resources — personnel and equipment — closer to customers so that we can respond faster to power outages and other emergencies, and better meet customer deadlines. The majority of unplanned outages currently are being restored within the two-hour window.

Achieving Best-in-Class performance has been our primary focus for the past two years. Our challenge for 2002-2004 is two-fold. First, we must make this performance sustainable. We delivered this level of performance not by arbitrary cost cuts, risky reductions in head counts or gimmicks, but by redesigning virtually every aspect of how we run our business. Our second challenge is to improve our processes even further to become even better.

One improvement we will implement in 2002 is to more closely align and integrate our Call Center personnel handling customer service and outage calls with our Operations and Work Management personnel who perform the related work. This will include centralizing the call takers, work planners and operators in a "One-Stop" Operations Center. We are confident these changes will result in substantial operating and customer-service improvements.

OPTIMIZING TRANSITION OPPORTUNITIES

When we first developed our strategy for the wires business, we knew that making the transition from a bundled utility to a stand-alone wires company would present unique opportunities for creating and capturing value. We knew that no one could anticipate exactly where these opportunities would come from, but our plan and commitment were to watch carefully for them, and then work aggressively to translate them into additional earnings.

Our leadership in electric utility restructuring related to Pennsylvania's implementation of customer choice is one of our major success stories over the past several years. We have benefited customers, won praise from regulators, recovered transition costs, and, most importantly, developed and implemented a strategy to increase earnings in future years.

With the implementation of customer choice, we determined that the best means to establish the value of our aging generation assets was to put them on the market. Because of our ability to take advantage of a "seller's market," we were able to use the proceeds to reduce our transition costs and to pay down our debt. As a result, Duquesne will recover its transition costs seven years earlier than any other major Pennsylvania utility. Reaching this milestone will result in a reduction in residential customer bills averaging 16-20 percent (see photo on page 8).

In addition, Duquesne's unique provider-of-last resort (POLR) generation supply arrangement provides an extremely effective mechanism for simultaneously supporting customer choice while contributing positively to net income. The POLR arrangement provides generation at a capped rate through the end of 2004 for customers who do not select an alternative supplier. Beginning in March 2002, Duquesne is receiving a half-cent margin per kilowatt-hour on POLR sales to residential customers. Currently, the company supplies approximately 80 percent of its customer load as the provider of last resort.

POLR customers look to Duquesne Light as a safe, reliable and secure source of electricity at a fair price. We are beginning to work with the Public Utility Commission (PUC) and other stakeholders to develop a post-2004 arrangement that provides long-term protection and continued rate stability for those customers. We want to avoid the type of market volatility California electric customers experienced. Post-2004 electricity supply options being considered include:

- negotiating an extension of the current arrangement,
- negotiating a similar arrangement with another generation company,
- entering into alternative supply arrangements, such as constructing a gas-turbine electric generating facility — either independently or with partners — and/or
- a combination of these options.

We expect to file a specific proposal with the PUC by August 2002.

AGGRESSIVELY PURSUING INNOVATION

Over the last two years, we have focused on pursuing new opportunities inside the core wires business that leveraged our utility infrastructure, were close to the Duquesne Light brand, and were consistent with existing skill sets. This focus has generated a variety of innovative tools to support running the business more effectively — from new asset management and investment models to new ways for providing customers with useful outage restoration information.

We believe these tools will provide opportunities for growth beyond our traditional services. Whether it is providing power quality services to our commercial and industrial customers, partnering with customers on alternate power use, or winning the contract to perform streetlight maintenance for the City of Pittsburgh, we believe we can profitably grow our business by leveraging our core competencies.

"We will seek out profitable sources of growth and will continue to be a consistent, reliable earnings base for DQE."

Duquesne Light has made outstanding progress toward implementing the wires business strategy. We have dramatically reduced costs; significantly improved customer service, satisfaction, and reliability; improved safety performance; contributed strong net income for shareholders; and completed the transformation to a stand-alone wires company.

Moving forward, we will ensure these results are sustainable, and will lay the groundwork for going even further in our quest to be the best. We will continue to mine the opportunities that come our way as markets evolve and utility unbundling continues. We will seek out profitable sources of growth, and will continue to be a consistent, reliable earnings base for DQE.

>>> OUR COMPLEMENTARY BUSINESSES

In addition to a more concentrated Back-to-Basics focus on our core electric utility operations, DQE will continue to operate certain of our existing complementary businesses.



DQE Energy Services builds and operates "inside-the-fence" energy facilities for airport terminals and manufacturing plants.

DQE ENERGY SERVICES

DQE Energy Services is gaining industry recognition as a premier player in the energy facility market. This subsidiary designs, builds, operates and maintains "inside-the-fence" energy facilities for airports and major manufacturing facilities. Its demonstrated ability to win contracts in competition against national firms has positioned it for expansion. Energy Services has nine projects in four states and one Canadian province. The projects include operating the energy facilities at the Heinz plants in Pittsburgh and Ontario and at a major U.S. automaker's foundry facility in Ohio; airport energy facilities in Pittsburgh (see photo above) and Detroit; a landfill-gas power plant in New Jersey; and three synthetic-fuel facilities. In 2001, DQE Energy Services placed five of these projects into operation.

The "inside-the-fence" energy facilities typically provide a combination of electricity, steam, hot water, chilled water and compressed air. Energy Services typically performs projects on a turnkey basis, with single-source responsibility for designing and constructing the facility and then managing the operation and maintenance of the facility under a long-term contract.

DQE FINANCIAL

Formed in 1990, DQE Financial has contributed consistent and predictable earnings. Its primary mission has been to leverage financial expertise to achieve near-term earnings growth and other financial benefits. Historically, the company's income has been earned through investments in three key areas: structured finance, alternative energy, including landfill gas, and affordable housing. DQE Financial is a leader in the production of pipeline-quality landfill gas, with more than 30 sites in the country, and is one of the top three in landfill-gas system design, engineering and construction.

LEVERAGING SYNERGIES

Going forward, leveraging synergies among DQE Energy Services, DQE Financial, DQE Communications (see photo on next page) and

Duquesne Light will be a major focus. The people in these businesses have a wide-ranging skill set, including structuring financial transactions, engineering, construction management, energy-facility operations, business-technology solutions, and telecommunications design. These resources can be brought together within the group to pursue joint projects, or a particular skill set from one business can be used to support another's project.

AquaSource

At the end of 2000, AquaSource, our water-wastewater utility business, shifted its focus from acquisitions to operations, with the goal of becoming increasingly profitable while enhancing its reputation for quality and customer service. Comprised of both regulated investor-owned utilities and contract-operated systems, the company implemented an operational excellence program in 2001 that incorporates many of the same philosophies embodied by DQE's Back-to-Basics strategy.

Decentralization of many of the corporate functions will enable regional clusters to respond more quickly to market conditions and be more accountable for results. It also is expected to lead to savings through lower overhead costs. In addition, an asset-management process is being used to help streamline the company.

In addition to reducing costs, AquaSource plans to grow revenues through selected rate increases at its investor-owned utilities, along with expanded contract operations. Pending final regulatory approval of a rate case settlement agreement in Texas — one of the company's primary service areas — water and sewer revenues are expected to increase by approximately $5 million annually. State regulators currently are considering the company's rate increase request in Indiana. Similar rate consolidations are planned for other major customer clusters over the next few years.

Monetizing Non-Core Businesses

Certain financial investments are not core to DQE's ongoing regulated business. As a result, we are exploring opportunities to monetize those investments. For example:

- Approximately two-thirds of the affordable housing investments were divested in 2001. A significant portion of the remaining third was sold in the first quarter of 2002.
- Given our Back-to-Basics strategy, our ProAm subsidiary, a retail propane distribution company, is not considered a core business.
- In addition, we have formalized plans to divest the remaining investments at DQE Enterprises in 2002 as opportunities present themselves. This business is not consistent with DQE's focus on its core utility operations.

Proceeds from divestitures will be used to strengthen our balance sheet by reducing debt. These funds also may be used to help pursue opportunities close to our core business that can provide sustained value.

With the completion of these divestitures in 2002, we plan to grow earnings more steadily, with less volatility, over the next few years. We are excited about the opportunities to grow the value of the company by delivering to our shareholders low-risk and predictable earnings from our regulated businesses and related opportunities provided by the evolving utility-services industry.



DQE Communications, the developer and owner of the first open-access, fiber-optic ring network in the Pittsburgh metropolitan region, provides "last-mile" connections to commercial locations. Dark fiber is available for sale or lease to a variety of customers, including telecom providers, competitive local exchange carriers, Internet service providers and private network customers.



Daniel Berg, 72. Term expires 2002 (1, 2). Institute Professor, Science and Technology, and Director, Center for Services Research and Education, Rensselaer Polytechnic Institute. Chairman of the Board, Crystek Crystal Corporation (manufacturer of high reliability crystals for microprocessors and oscillators). Other directorships include Hy-Tech Machine, Inc. (specialty parts and equipment) and Joachim Machinery Co., Inc. (distributor of machine tools).



Doreen E. Boyce, 67. Term expires 2004 (4, 5, 6). President of the Buhl Foundation (supports educational and community programs). Directorships include Microbac Laboratories, Inc. (analytical testing laboratory group), Carnegie Science Center, Orbeco Analytical Systems, Inc. (manufacturer of hand-held, water-testing equipment), and Dollar Bank, Federal Savings Bank. Chair of Franklin & Marshall College Board of Trustees.



Robert P. Bozzone, 68. Term expires 2003 (3, 4, 6). A lead director from August 1996 through June 1999. Chairman, Allegheny Technologies, Inc. (specialty metals production). Life member of ASM International (engineering technical society). Directorships include Allegheny Technologies, Inc., Teledyne Technologies, Inc., Carnegie Science Center, the Greater Pittsburgh Council of the Boy Scouts of America and The Pittsburgh Foundation. Non-executive Chairman of Waterpik Technologies, Inc. Former Chairman, Pittsburgh branch of the Federal Reserve Bank of Cleveland. Trustee of Rensselaer Polytechnic Institute.



Charles C. Cohen, 61. Term expires 2002 (1, 5, 6). Chairman, Cohen & Grigsby, P.C. (attorneys-at-law). Adjunct professor at the University of Pittsburgh School of Law. Directorships include Giant Eagle, Inc. (supermarket chain), the Eat 'n Park Hospitality Group, Inc. (full-service restaurant chain), Industrial Scientific Corp. (manufacturer of instruments for detecting and monitoring hazardous gases), Preservation Technologies, L.P. (paper preservation products and services), and Robroy Industries, Inc. (electrical and oil field products).



Sigo Falk, 67. Term expires 2002 (1, 2, 3). Management of personal investments. Chairman of The Maurice Falk Medical Fund, the Leon Falk Family Trust, and the Chatham College Board of Trustees. A director of the Allegheny Land Trust and the Pittsburgh Symphony.



David M. Kelly, 60. Term expires 2002 (1, 3, 5). Chairman, president and chief executive officer, Matthews International Corporation (designer, manufacturer and marketer of memorialization products and caskets for the cemetery and funeral home industries and custom-made products used to identify people, places, products and events). Directorships include Mestek, Inc. (heating, ventilation and air-conditioning products), the Elliott Company and the United Way of Allegheny County.

DQE Committees:

1. Audit
2. Finance
3. Compensation
4. Corporate Governance
5. Employment and Community Relations
6. Executive



Morgan K. O'Brien, 42. Term expires 2004 (6). President and Chief Executive Officer of DQE. Directorships include the Allegheny Conference on Community Development and the United Way of Allegheny County.



Steven S. Rogers, 44. Term expires 2003 (2, 4). Clinical Professor of Finance & Management, Kellogg Graduate School of Management, Northwestern University. Directorships include S.C. Johnson & Son, Inc. (manufacturer of household cleaning, personal care and insecticide products) and Supervalu, Inc. (supermarket retailer and food distributor).



Eric W. Springer, 72. Term expires 2002 (4, 5). Of Counsel, Horty, Springer and Mattern, P.C. (attorneys-at-law). Trustee of The Maurice Falk Medical Fund and Trustee Emeritus of the University of Pittsburgh Medical Center. Past President of the Allegheny County Bar Association.



John D. Turner, 56. Term expires 2002 (2, 3, 6). Chairman and chief executive officer of Copperweld Corporation (a producer of steel tubular products and components, as well as bimetallic wire and strip products). Directorships include Matthews International Corporation, the Greater Pittsburgh Council of the Boy Scouts of America, the Fellowship of Christian Athletes, the Council of Leadership Foundations, and the Coalition for Christian Outreach. Trustee of Carnegie Mellon University.

Morgan K. O'Brien, 42. President and Chief Executive Officer. Formerly, Chief Operating Officer. Held several senior executive positions in the corporate development and finance areas at DQE and Duquesne Light. Prior to joining the company in 1991, was employed at PNC Bank and Big Five accounting firms. Directorships included on page 12.



Frank A. Hoffmann, 50. Executive Vice President. President of AquaSource. Formerly Vice President of Operations for DQE Systems. Since joining DQE in 1991, served in management positions in corporate performance and marketing and sales. Previously with Price Waterhouse and engineering firms Sargent and Lundy and Chas. T. Main.

Victor A. Roque, 55. Executive Vice President. President of Duquesne Light.



Prior to joining the company in 1994, Roque served in various legal and senior management positions in the utility industry, including Vice President, General Counsel and Secretary for Orange and Rockland Utilities. Directorships include the Pennsylvania Business Roundtable (economic development), the Greater Pittsburgh Council of the Boy Scouts of America and the Urban League of Pittsburgh. Member, Advisory Board of the Greater Pittsburgh Salvation Army.



Alexis Tsaggaris, 53. Executive Vice President, with responsibility for the company's unregulated businesses. Tsaggaris was president of DQE Energy Services since its inception in 1995. Prior to joining the company, provided engineering design, environmental services, facilities operations and maintenance, and other technical services as Chairman and Chief Executive Officer of Pittsburgh-based Vanadium Enterprises Corporation.



Frosina C. Cordisco, 50. Vice President and Treasurer. Held various executive positions at Duquesne Light and other affiliates. Prior to joining DQE in 1991, held various management positions at Alcoa and the University of Pittsburgh Medical Center.



William J. DeLeo, 51. Vice President, Corporate Compliance, and Corporate Secretary. Previously held senior management positions with Duquesne Light, Gulf Oil and Price Waterhouse. Joined the company in 1985. Directorships include the Pittsburgh Civic Light Opera.



David R. High, 47. Vice President and General Counsel. Formerly Deputy General Counsel and Corporate Compliance Officer. Prior to joining Duquesne Light in 1996, was a partner of the Pittsburgh-based firm of Eckert Seamans Cherin & Mellott and also was a member of the Legal Department of USX Corp.



Stevan R. Schott, 39. Vice President and Controller. Previously served in various management and finance positions at DQE and a Big Five accounting firm. Joined the company in 1998.



James E. Wilson, 36. Vice President, Corporate Development. Previously held a variety of accounting and finance positions in the organization and with a Big Five accounting firm. Joined the company in 1989.

2001 FINANCIAL STATEMENTS AT A GLANCE

Detailed financial information can be found beginning on page 21.

SELECTED FINANCIAL DATA

(in millions, except per share amounts)	2001	2000	1999	1998
Selected Income Statement Items:				
Revenues from sales of electricity	$ 1,025	$1,029	$ 1,094	$ 1,127
Fuel and purchased power expenses	414	348	225	263
Net electric revenues	611	681	869	864
Water revenues	109	112	102	31
Other revenues	162	186	146	97
Net operating revenues	882	979	1,117	992
Non-energy operating expenses	792	875	798	720
Impairment of long-lived assets	176	—	—	—
Restructuring charge	31	—	—	—
Total non-energy operating expenses	999	875	798	720
Operating income (loss)	(117)	104	319	272
Investment and other income	83	228	152	135
Investment impairment	(71)	—	—	—
Interest and other charges	104	124	159	109
Income (loss) before taxes and changes in accounting principles	(209)	208	312	298
Income taxes	(56)	70	111	101
Changes in accounting principles	—	15	—	—
Net income (loss)	$ (153)	$ 153	$ 201	$ 197**
Basic EPS	$ (2.75)	$ 2.44	$ 2.65	$ 2.52**
Capitalization Ratios:				
Common shareholders' equity	26.1%	33.0%	41.4%	47.8%
Preferred and preference stock	12.4%	10.2%	8.4%	8.4%
Long-term debt	61.5%	56.8%	50.2%	43.8%
Total capitalization	$ 1,950	$2,374	$ 3,253	$ 3,099
Selected Common Stock Information:				
Average shares outstanding	55.9	63.3	75.5	77.7
Shares outstanding at year-end	55.9	55.9	71.8	77.4
Market capitalization	$ 1,058	$1,830	$ 2,485	$ 3,400
Dividends declared	$ 96	$ 100	$ 116	$ 113
Dividends paid per share	$ 1.68	$ 1.60	$ 1.52	$ 1.44
Book value per share at year-end	$ 9.09	$14.02	$ 18.78	$ 19.18
Dividend payout ratio	—*	65.6%	57.4%	57.1%
Dividend yield at year-end	8.9%	4.9%	4.6%	3.5%
Price-earnings ratio at year-end	—*	13.4	13.1	17.4
Other Financial Information:				
Ratio of earnings to fixed charges (pre-tax)	(0.94)	2.72	2.89	2.92**
Return on average common equity	(23.8%)	14.5%	14.1%	13.1%

* Dividend payout ratio and price-earnings ratio were not calculated due to current year net loss.

** Net income after Pennsylvania restructuring charge: $114; Basic EPS after Pennsylvania restructuring charge: $1.46; Diluted EPS after Pennsylvania restructuring charge: $1.46; Ratio of earnings to fixed charges (pre-tax) after Pennsylvania restructuring charge: 2.39.

*** Adjusted for 3-for-2 stock split in 1995.

1997	1996	1995	1994	1993	1992	1991
$ 1,124	$ 1,144	$ 1,149	$ 1,146	$ 1,120	$ 1,127	$ 1,163
223	237	232	244	238	239	254
901	907	917	902	882	888	909
2	—	—	—	—	—	—
104	93	81	90	63	37	38
1,007	1,000	998	992	945	925	947
726	697	676	675	632	581	602
—	—	—	—	—	—	—
—	—	—	—	—	—	—
726	697	676	675	632	581	602
281	303	322	317	313	344	345
130	73	52	43	28	42	36
—	—	—	—	—	—	—
116	110	107	110	120	132	142
295	266	267	250	221	254	239
96	87	96	93	80	112	105
—	—	—	—	3	—	—
$ 199	$ 179	$ 171	$ 157	$ 144	$ 142	$ 134
$ 2.57	$ 2.32	$ 2.20	$ 1.98	$ 1.81	$ 1.78	$ 1.67
48.3%	45.6%	47.5%	46.4%	44.2%	43.1%	41.6%
7.3%	7.3%	2.5%	3.5%	4.8%	4.9%	5.2%
44.4%	47.1%	50.0%	50.1%	51.0%	52.0%	53.2%
$ 3,103	$ 3,055	$ 2,801	$ 2,750	$ 2,781	$ 2,716	$ 2,669
77.5	77.3	77.7	79.0***	79.5***	79.4***	80.1***
77.7	77.3	77.6	78.5***	79.5***	79.4***	79.4***
$ 2,729	$ 2,241	$ 2,386	$ 1,550	$ 1,829	$ 1,708	$ 1,621
$ 107	$ 101	$ 94	$ 89	$ 86	$ 81	$ 78
$ 1.36	$ 1.28	$ 1.19	$ 1.12	$ 1.07	$ 1.01	$ 0.96
$ 19.30	$ 18.01	$ 17.13	$ 16.27	$ 15.47	$ 14.75	$ 14.00
52.9%	55.2%	54.1%	56.4%	58.8%	56.9%	57.6%
4.1%	4.7%	4.2%	5.7%	4.6%	5.0%	5.0%
13.7	12.5	14.0	9.9	12.7	12.1	12.3
2.76	2.69	2.73	2.57	2.29	2.24	2.10
13.8%	13.2%	13.1%	12.5%	12.0%	12.4%	12.2%

SELECTED OPERATING DATA

	2001	2000	1999	1998
Sales of Electricity (kilowatt-hours):				
Average annual residential use	6,856	6,614	6,725	6,458
Electric energy sales delivered (millions):				
Residential	3,584	3,679	3,526	3,382
Commercial	6,170	6,343	5,954	5,826
Industrial	3,283	3,643	3,481	3,412
Miscellaneous	71	70	70	70
Total sales to customers	13,108	13,735	13,031	12,690
Sales to other utilities	363	963	3,347	1,909
Total sales	13,471	14,698	16,378	14,599
Sales of Water (millions of gallons):				
Direct water sales	8,706	8,745	6,721	3,029
Water sales managed	21,563	20,534	20,063	17,269
Sales of Propane (thousands of gallons):				
Residential/Commercial	23,835	28,311	7,200	—
Bulk	13,172	14,521	812	—
Agricultural	6,034	5,607	802	—
Other	821	1,204	207	—
Total sales	43,862	49,643	9,021	—
Customer Data (in thousands):				
Electric	586	586	584	583
Water*	520	410	403	315
Propane	70	70	71	—
Total customers	1,176	1,066	1,058	898
Selected Balance Sheet Information:				
Assets (in millions):				
Electric	1,837	2,240	4,180	4,160
Water	347	494	404	232
Propane	75	89	91	—
Other	967	1,021	926	974
Total assets	3,226	3,844	5,601	5,366
Other Operating Information:				
Propane Storage Capacity (thousands of gallons)	5,398	5,140	4,965	—

* Includes water and wastewater customers and customers served through contract operations.

1997	1996	1995	1994	1993	1992	1991
6,256	6,362	6,474	6,170	6,201	5,901	6,331
3,273	3,321	3,378	3,219	3,231	3,069	3,285
5,704	5,737	5,729	5,563	5,490	5,358	5,450
3,501	3,285	3,237	3,256	3,046	3,059	3,042
82	83	84	84	84	83	84
12,560	12,426	12,428	12,122	11,851	11,569	11,861
1,444	3,310	2,975	3,212	2,821	4,060	2,979
14,004	15,736	15,403	15,334	14,672	15,629	14,840
—	—	—	—	—	—	—
—	—	—	—	—	—	—
—	—	—	—	—	—	—
—	—	—	—	—	—	—
—	—	—	—	—	—	—
—	—	—	—	—	—	—
—	—	—	—	—	—	—
582	581	581	580	579	578	577
—	—	—	—	—	—	—
—	—	—	—	—	—	—
582	581	581	580	579	578	577
3,677	3,763	4,005	4,150	4,388	3,778	3,851
10	—	—	—	—	—	—
—	—	—	—	—	—	—
1,007	876	454	277	162	—	—
4,694	4,639	4,459	4,427	4,550	3,778	3,851
—	—	—	—	—	—	—

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(millions, except per share amounts)

		Year Ended December 31	
		2001	2000
Steady utility sales with changing cost structure, coupled with cost reduction initiatives	Revenues from sales of electricity	$1,025	$1,029
	Fuel and purchased power expenses	414	348
	Net electric revenues	611	681
	Other revenues	271	298
	Net operating revenues	882	979
	Operating and maintenance expenses	361	464
Changing market conditions and other one-time charges	Impairment of long-lived assets	176	—
	Restructuring charge	31	—
	Depreciation and amortization	371	343
	Taxes other than income taxes	60	68
	Non-energy operating expenses	999	875
	Operating income (loss)	(117)	104
	Investment impairment	(71)	—
Gains from sale of non-strategic investments	Investment and other income	83	228
	Interest and other charges	104	124
	Income (loss) before taxes and changes in accounting principles	(209)	208
	Income taxes	(56)	70
Recording of unbilled revenues	Cumulative effect – net		15
	Net income (loss)	$ (153)	$ 153
Stock repurchases, using divestiture proceeds	Average shares outstanding	55.9	63.3
	Basic earnings per share	$(2.75)	$ 2.44

OPERATING REVENUES

(millions of dollars)



97 $1,230
98 $1,255
99 $1,342
00 $1,327
01 $1,296

Steady utility sales and other revenues.

CONDENSED CONSOLIDATED BALANCE SHEETS

(millions of dollars)

		As of December 31	
		2001	2000
	Net assets:		
	Property, plant and equipment	$1,688	$1,694
Collection of transition charge from electric customers →	Transition costs	134	396
Sales and market valuation →	Long-term investments	628	777
	Regulatory assets	267	277
	Working capital	88	130
	Net assets	$2,805	$3,274
	Financed by:		
Repayment of debt →	Long-term debt	$1,199	$1,349
Repayment of debt →	Short-term debt	151	92
	Deferred taxes	611	803
Impact of impairment and other one-time charges →	Equity	508	784
	Preferred stock	93	91
	MIPS	150	150
	Capital leases and other	93	5
	Total financing	$2,805	$3,274

LONG-TERM INVESTMENTS

(millions of dollars)



97
$676
98
$686
99
$639
00
$777
01
$628

The value of our long-term investments declined in 2001 due to the sale of a portion of our affordable housing portfolio, as well as adverse market conditions, which resulted in the recognition of impairment charges. In addition, new investments were significantly less than in prior years.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(millions of dollars)

		Year Ended December 31	
		2001	2000
Continued strong cash flows	Operating cash flows	$ 401	$ 306
	Changes in working capital	(94)	107
	Other	(40)	(82)
	Cash from operating activities	267	331
Proceeds from 2000 divestiture	Generation sale	—	1,548
Sale of non-strategic investments	Disposition of investments	93	234
Lower level of new investments due to shift in strategy	Long-term investments	(7)	(84)
	Capital expenditures	(162)	(150)
	Other	(16)	(141)
	Cash from (used in) investing activities	(92)	1,407
Recapitalization in 2000, using divestiture proceeds	Net change in debt and leases	(91)	(1,007)
Recapitalization in 2000, using divestiture proceeds	Capital stock repurchases	—	(665)
	Common and preferred stock dividends	(95)	(100)
	Other	2	(4)
	Cash used in financing activities	(184)	(1,776)
	Net change in cash	$ (9)	$ (38)

NET OPERATING CASH FLOWS*
(millions of dollars)


97
$470
98
$479
99
$408
00
$306
01
$401

Positive cash flow allows DQE to meet its operating and construction requirements.

*Excludes working capital and other balance sheet changes

2001 Financial Information

MANAGEMENT REPORT

DQE management is responsible for the financial information and representations contained in the financial statements and other sections of this annual report to shareholders.

We believe that the consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America that are appropriate in the circumstances to reflect, in all material respects, the substance of events and transactions that should be included in the statements, and that the other information in the annual report to shareholders is consistent with those statements. In preparing the financial statements, we make informed judgments and estimates based on currently available information about the effects of certain events and transactions. We maintain a system of internal accounting control designed to provide reasonable assurance that our assets are safeguarded, and that transactions are executed and recorded in accordance with established procedures. There are limits inherent in any system of internal control, and such limits are based on recognition that the cost of such a system should not exceed the benefits derived. We believe that our internal accounting control system provides reasonable assurance that our assets are safeguarded, and the financial information is reliable.

We also recognize our responsibility for fostering a strong ethical climate so that our affairs are conducted according to the highest standards of business and common sense ethics and in compliance with applicable laws and regulations. This responsibility is communicated to all of our employees through DQE's Guidelines for Ethical Conduct, which address such issues as ethical relations with customers, suppliers and governmental representatives, conflicts of interest, and safeguarding of assets.

Morgan K. O'Brien
President and Chief Executive Officer

Frosina C. Cordisco
Vice President and Treasurer

Stevan R. Schott
Vice President and Controller

CONTENTS

CORPORATE STRUCTURE

DQE 2001 FINANCIAL INFORMATION

DQE, Inc. delivers essential products and related services, including electricity, water and communications, to more than one million customers throughout the United States. Our subsidiaries are Duquesne Light Company; AquaSource, Inc.; DQE Energy Services, LLC; DQE Financial Corp.; DQE Enterprises, Inc.; DQE Communications, Inc.; ProAm, Inc.; Duquesne Power Inc.; Cherrington Insurance, Ltd.; and DQE Capital Corporation.

Duquesne Light, our largest operating subsidiary, is an electric utility engaged in the transmission and distribution of electric energy.

AquaSource is a water resource management company that acquires, develops and manages water and wastewater systems and complementary businesses.

DQE Energy Services is an energy facilities management company that provides energy outsourcing solutions including development, operation and maintenance of energy and alternative fuel facilities.

DQE Financial owns and operates landfill gas collection and processing systems, and is an investment and portfolio management organization focused on structured finance and alternative energy investments.

DQE Enterprises manages electronic commerce, energy services and technologies, and communications investment portfolios.

Our other business lines include the following: propane distribution, communications systems, and financing and insurance services for DQE and various affiliates.

See Note R to our consolidated financial statements for information on our business segments.

BACK-TO-BASICS STRATEGY

In the second half of 2001, following the completion of our strategic review process, we announced our new management team and a change in our strategic direction. Our Back-to-Basics strategy features a more concentrated focus on core electric utility operations and complementary businesses, such as energy services. We currently are exploring opportunities to sell, in an orderly manner, certain non-complementary assets. In addition, cost reductions as a result of restructuring are expected to enhance profitability at DQE and Duquesne Light. While the magnitude of the impairment and restructuring charges we reported in 2001 is significant ($205.6 million, after tax), we believe we are now better positioned to implement our Back-to-Basics strategy in 2002 and beyond. Our plan is to grow earnings more steadily, with less volatility, over the next few years. The cornerstone of this strategy will be a focus on seeking growth through a disciplined investment and management approach. All new investment opportunities will be expected to have a strong and clear relationship to our core electric business, as well as the ability to create sustained value.

SERVICE AREAS

Duquesne Light's electric utility operations provide service to approximately 586,000 direct customers in southwestern Pennsylvania (including in the City of Pittsburgh), a territory of approximately 800 square miles.

AquaSource's water utility operations currently provide service to more than 520,000 water and wastewater customer connections in 18 states.

ProAm, our propane delivery business, provides service to over 70,000 customers in seven states.

Our other business lines have operations and investments in several states and Canada.

REGULATION

DQE and Duquesne Light are subject to the accounting and reporting requirements of the Securities and Exchange Commission (SEC). Duquesne Light's electric delivery business is also subject to regulation by the Pennsylvania Public Utility Commission (PUC) and the Federal Energy Regulatory Commission (FERC) with respect to rates for delivery of electric power, accounting and other matters. Additionally, AquaSource's water utility operations are subject to regulation by various authorities within the states where they operate as to rates, accounting and other matters.

FORWARD-LOOKING STATEMENTS

We use forward-looking statements in this report. Statements that are not historical facts are forward-looking statements, and are based on beliefs and assumptions of our management, and on information currently available to management. Forward-looking statements include statements preceded by, followed by or using such words as "believe," "expect," "anticipate," "plan," "estimate" or similar expressions. Such statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Actual results may materially differ from those implied by forward-looking statements due to known and unknown risks and uncertainties, some of which are discussed below.

- DQE cash flow, earnings, earnings growth and dividends will depend on the performance of our subsidiaries, on the effectiveness of the divestiture of non-core businesses, and board policy.
- Demand for electric, water and telecommunications utility services and landfill gas, the availability of appropriate investment opportunities in those industries, changing market conditions and weather conditions could affect earnings levels at DQE and each subsidiary.
- The number of customers who choose to receive electric generation through the provider of last resort arrangement with Orion will affect Duquesne Light's earnings, as will the life of the arrangement.

- Customer energy demand, fuel costs and plant operations will affect DQE Energy Services' earnings.
- The outcome of the shareholder litigation initiated against both DQE and AquaSource may affect our performance.
- Stock market volatility and business conditions with respect to energy technology and electronic commerce may affect our ability to monetize our non-core energy technology and electronic commerce portfolio.
- Market conditions and demand for services affect our ability to monetize our non-core and financial investments, and unregulated businesses.
- The tragic events of September 11, 2001 have created broad uncertainty in the global economy, and we continue to assess the impact on our businesses, including but not limited to DQE Financial.
- Overall performance by DQE and our affiliates could be affected by economic, competitive, regulatory, governmental (including tax) and technological factors affecting operations, markets, products, services and prices, as well as the factors discussed in our SEC filings made to date.

RESULTS OF OPERATIONS

OVERALL PERFORMANCE

2001 Compared to 2000

Our basic loss for common shareholders was $153.9 million or $2.75 per share in 2001, compared to basic earnings available for common shareholders of $154.4 million or $2.44 per share in 2000. Basic earnings available for common shareholders decreased by $308.3 million, due principally to the impact of a number of one-time charges recorded in 2001. Impairment charges totaling $185.7 million after tax were recorded in 2001 relating to the impairment of investments and long-lived assets. In addition, restructuring charges of $19.9 million after tax were recorded in 2001 as discussed below.

AquaSource (the water distribution business segment) recorded a second quarter $99.7 million after tax impairment charge following a determination that AquaSource's potential future performance would result in lower returns than originally anticipated. The impairment charge primarily related to contract operations and construction. The assets determined to be impaired consisted of $79.4 million of goodwill, $26.4 million of property, plant and equipment, and $3.4 million of other assets.

DQE Financial (the Financial business segment) recorded a fourth quarter $43.7 million after tax impairment charge relating to four landfill gas sites. DQE Financial has a twenty-year lease for the gas rights to New York City's Fresh Kills landfill, where debris from the World Trade Center is being transported. The excess weight resting on top of the landfill has caused damage to the gas collection system, as well as reduced available gas flows. Additional security at the site has caused construction delays. Management has determined that the Fresh Kills investment has been impaired. DQE Financial also recognized a charge due to asset abandonments or impairment at the three other landfill gas sites.

The remaining impairment charges recorded in 2001 were $42.3 million after tax relating primarily to energy technology investments. During 2001, we formalized plans to monetize DQE Enterprises (the Enterprises business segment) as opportunities present themselves. This business is not consistent with our focus on our core regulated utility businesses, and opportunities related to these investments have not developed as expected due to market conditions. During 2001, DQE Enterprises sold two investments and recognized an impairment charge to write off all or parts of eleven other investments, resulting in a $36.1 million after tax impairment charge.

During the fourth quarter of 2001, as part of our Back-to-Basics strategy, we initiated a restructuring plan to improve operational effectiveness and efficiency, and to reduce operational expenses on a company-wide basis. Through the restructuring plan, we have reorganized to focus on our core regulated utility businesses and opportunities related to those investments. In the fourth quarter of 2001, we recorded an after tax restructuring charge of $19.9 million, consisting of $13.2 million at DQE (the "all other" category), and $6.7 million at Duquesne Light (the electricity delivery business segment). The restructuring charge included costs related to (1) the consolidation and reduction of certain administrative and back-office functions through an involuntary termination plan, (2) the abandonment of certain leased office facilities to relocate employees to one centralized location, and (3) other lease costs related to abandoned office facilities.

Another factor affecting 2001 results was the $33.3 million decline in earnings relating to the CTC business segment (see discussion below). In addition, gains from investment dispositions totaled $16.6 million in 2001, compared to $69.5 million in 2000. This decline is principally due to the recognition in 2000 of a gain on the sale of DQE Energy Services' alternative fuel facilities (Energy Services business segment). In addition, 2000 results were positively impacted by the $15.5 million cumulative effect of a change in accounting principle relating to unbilled revenues.

2000 Compared to 1999

Our basic earnings were $154.4 million or $2.44 per share in 2000, compared to $199.8 million or $2.65 per share in 1999. Basic earnings available for common shareholders decreased by $45.4 million, or 22.7 percent, due primarily to the sale of our generation assets. We applied net proceeds from the sale to reduce the level of our transition costs. As we earned a return on our unrecovered transition costs, this reduction in the level of transition costs resulted in decreased earnings.

Other factors affecting 2000 results included a number of transaction-related gains and charges. In the fourth quarter of 2000, we recorded an $8.0 million after-tax charge related to the then-pending sale of our bottled water business. We also recorded a charge for the shutdown of a coal-bed methane project. Offsetting these charges were gains from the sale of certain non-strategic investments and the cumulative effect of a change in accounting principle for unbilled revenues. Additionally affecting earnings per share, in conjunction with the generation asset sale, we undertook a strategy to aggressively repurchase our common stock on the open market. Our average shares of outstanding common stock declined by approximately 12.2 million, or 16.2 percent. During 2000, we repurchased approximately 16.2 million shares for approximately $650.0 million.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions with respect to values and conditions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements. The reported amounts of revenues and expenses during the reporting period also may be affected by the estimates and assumptions we are required to make. We evaluate these estimates on an ongoing basis, using historical experience, consultation with experts and other methods we consider reasonable in the particular circumstances. Nevertheless, actual results may differ significantly from our estimates.

In preparing our financial statements and related disclosures, we have adopted the following accounting policies which management believes are particularly important to the financial statements and that require the use of estimates and assumptions in the financial preparation process.

Accounting for the Effects of Regulation. Our subsidiaries, Duquesne Light and AquaSource, prepare their financial statements in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation," which differs in certain respects from the application of accounting principles generally accepted in the United States of America by non-regulated businesses. In general, SFAS No. 71 recognizes that accounting for rate-regulated enterprises should reflect the economic effects of regulation. As a result, a regulated utility is required to defer the recognition of costs (a regulatory asset) if it is probable that, through the rate-making process, there will be a corresponding increase in future rates. Accordingly, we defer certain costs, which will be amortized over future periods. To the extent that collection of such costs is no longer probable as a result of changes in regulation or our competitive position, the associated regulatory assets are charged to expense.

Unbilled Energy and Water Revenues. We generally record revenues related to the sale of energy and water when delivery is made to our customers. However, the determination of such sales to individual customers is based on the reading of their meters, which we read on a systematic basis throughout the month. At the end of each month, we estimate the amounts delivered to customers since the date of the last meter reading and record the corresponding unbilled revenue. We estimate this unbilled revenue each month based on daily volumes, estimated customer usage by class, delivery losses and applicable customer rates based on regression analyses reflecting significant historical trends and experience. Customer accounts receivable as of December 31, 2001 include unbilled revenues of $44.9 million.

Impairment of Long-Lived Assets and Investments. We evaluate long-lived assets (including other intangibles and related goodwill) of identifiable business activities and investments for impairment when events or changes in circumstances indicate, in management's judgment, that the carrying value of such assets may not be recoverable. In addition to those long-lived assets and investments for which impairment charges were recorded (see Note C), others were reviewed for which no impairment was required. For long-lived assets to be held and used, these computations used judgments and assumptions inherent in management's estimate of undiscounted future cash flows to determine recoverability of the assets. It is possible that a computation under a "held for sale" situation for certain of these long-lived assets could result in a significantly different assessment because of market conditions, specific transaction terms or a buyer's different viewpoint of future cash flows. For investments, we considered our investee's cash on-hand, fundraising abilities, customers, contracts and overall ability to continue as a going concern.

Contingent Liabilities. We establish reserves for estimated loss contingencies when it is management's assessment that a loss is probable and the amount can be reasonably estimated. Revisions to contingent liabilities are reflected in income in the period in which different facts or information become known, or circumstances change, that affect the previous assumptions with respect to the likelihood or amount of loss. Reserves for contingent liabilities are based upon management's assumptions and estimates, advice of legal counsel, or other third parties regarding the probable outcomes of the matter. Should the ultimate outcome differ from the assumptions and estimates, revisions to the estimated reserves for contingent liabilities would be recognized. Such contingent liabilities for DQE include, but are not limited to, restructuring liabilities (see Note D), income tax matters (see Note I), and other commitments and contingencies (see Note K).

DIVIDENDS

Once all dividends on our Preferred Stock, Series A (Convertible), $100 liquidation preference per share (DQE preferred stock), have been paid, dividends may be paid on our common stock as permitted by law and as declared by the board of directors. However, because we own all of Duquesne Light's common stock, if Duquesne Light cannot pay common dividends, we may not be able to pay dividends on our common stock or DQE preferred stock. Payments of dividends on Duquesne Light's common stock may be restricted by Duquesne Light's obligations to holders of preferred and preference stock pursuant to Duquesne Light's articles of incorporation and by obligations of a Duquesne Light subsidiary to holders of its securities (see Note N). No dividends or distributions may be made on Duquesne Light's common stock if Duquesne Light has not paid dividends or sinking fund obligations on its preferred or preference stock. Further, the aggregate amount of Duquesne Light's common stock dividend payments or distributions may not exceed certain percentages of net income if the ratio of total common shareholder's equity to total capitalization is less than specified percentages.

We have continuously paid dividends on common stock since 1953. Our annualized dividends per share, paid quarterly, were $1.68, $1.68 and $1.60 for the years 2001, 2000 and 1999, respectively. Most recently, in the first quarter of 2002 the board declared a quarterly dividend of $0.42 per share (payable on April 1, 2002 to holders of records on March 11, 2002). The board of directors regularly evaluates our dividend policy and sets the amount each quarter. The level of dividends will continue to be influenced by many factors such as, among other things, our earnings, financial condition and cash flows from subsidiaries, as well as general economic and competitive conditions. The board also has to consider the impact of the downgrade in the ratings of certain of our securities and the effectiveness of the divestiture of non-complementary assets. (See "Future Capital Availability" and "Rate Matters.")

RESULTS OF OPERATIONS BY BUSINESS SEGMENT

We report the results of our business segments, determined by products, services and regulatory environment as follows: (1) Duquesne Light's transmission and distribution of electricity (electricity delivery business segment), (2) Duquesne Light's supply of electricity (electricity supply business segment), (3) Duquesne Light's collection of transition costs (CTC business segment), (4) AquaSource's management of water systems (water distribution business segment), (5) DQE Energy Services' development, operation and maintenance of energy and alternative fuel facilities (Energy Services business segment), (6) DQE Financial's collection and processing of landfill gas and the management of structured finance and alternative energy investments (Financial business segment), and (7) DQE Enterprises' management of electronic commerce, energy services and technologies, and communications investment portfolios (Enterprises business segment).

With the completion of our generation asset sale in April 2000, the electricity supply business segment is now comprised solely of provider of last resort service. We also report an "all other" category to include our other subsidiaries below the quantitative threshold for disclosure, and corporate administrative functions, financing, and insurance services for our various affiliates.

We have restated prior periods where appropriate to present segment information consistent with the manner that is currently utilized by management. Note R shows the financial results of each principal business segment in tabular form. Following is a discussion of these results.

2001 Compared to 2000

Electricity Delivery Business Segment. The electricity delivery business segment contributed $37.7 million to net income in 2001, consisting of $44.4 million before a restructuring charge of $6.7 million, as previously discussed. This is compared to $43.4 million in 2000, which included $7.3 million after tax related to the cumulative effect of a change in accounting principle for unbilled revenues. Excluding these one-time charges in both years, net income from the electricity delivery business segment was $8.3 million higher in 2001, primarily due to lower operating expenses resulting from the cost reduction initiatives that were begun in 2000.

Operating revenues for this business segment are primarily derived from the delivery of electricity. Sales to residential and commercial customers are primarily influenced by weather conditions. Warmer summer and colder winter seasons lead to increased customer use of electricity for cooling and heating. Commercial sales also are affected by regional development. Sales to residential, commercial and industrial customers are influenced by national and global economic conditions.

Operating revenues increased by $3.5 million or 1.1 percent compared to 2000. Residential sales increased 2.1 percent, primarily due to warmer summer weather in 2001. Commercial sales increased 1.3 percent, due to an increase in the number of commercial customers, while industrial sales decreased 8.3 percent, due to decreased consumption by steel manufacturers, including one major customer who has filed for protection under Chapter 11 of the U.S. Bankruptcy Code. The following table sets forth kilowatt-hours (KWH) delivered to electric utility customers.

[illegible]

	2001	2000	Change
Residential	3,584	3,509	2.1 %
Commercial	6,241	6,162	1.3 %
Industrial	3,283	3,581	(8.3)%
KWH Sales	13,108	13,252	(1.1)%
Cumulative effect of a change in accounting principle	—	483	
Total Sales	13,108	13,735	(4.6)%

Operating expenses for the electricity delivery business segment are primarily made up of costs to operate and maintain the transmission and distribution system; meter reading, billing and collection costs; customer service; administrative expenses; and non-income taxes, such as gross receipts, property and payroll taxes. Operating expenses decreased by $19.6 million or 11.7 percent compared to 2000, due to cost reduction initiatives that were begun in 2000, as well as a reduction to our employee pension costs. (See Note L.)

Depreciation and amortization expense includes the depreciation of electric delivery-related plant and equipment. There was an increase of $3.3 million or 5.9 percent compared to 2000 due primarily to net additions to property, plant and equipment during 2001.

Other income increased $2.4 million or 6.4 percent compared to 2000, primarily due to increased interest income on a higher cash balance in 2001.

Interest and other charges include interest on long-term debt, other interest and preferred stock dividends of Duquesne Light. In 2001, there was $8.9 million or 12.8 percent more interest and other charges allocated to the electricity business segment compared to 2000. Although Duquesne Light used the generation asset sale proceeds to retire debt, thus reducing its overall level of interest expense, all remaining Duquesne Light financing costs after recapitalization are borne by the electricity delivery business segment.

Electricity Supply Business Segment. In 2001, the electricity supply business segment reported net income of zero, compared with net income of $0.2 million in 2000. For all of 2001, and for the period from April 29 through December 31, 2000, this segment's financial results reflect our provider of last resort service arrangement with Orion, which is designed to be income neutral to Duquesne Light. Included in 2000 was $8.2 million related to the cumulative effect of a change in accounting principle for unbilled revenues.

Operating revenues for this business segment are derived primarily from the supply of electricity for delivery to retail customers and the supply of electricity to wholesale customers. Retail energy requirements fluctuate as the number of customers participating in customer choice changes. Energy requirements for residential and commercial customers are also influenced by weather conditions; temperature extremes lead to increased customer use of electricity for cooling and heating. Commercial energy requirements are also affected by regional development. Energy requirements for industrial customers are primarily influenced by national and global economic conditions.

Short-term sales to other utilities are made at market rates. Prior to the April 2000 generation asset divestiture, fluctuations in such sales were related to customer energy requirements, the energy market and transmission conditions, and the availability of generating stations. Following the divestiture, fluctuations result primarily from excess daily energy deliveries to Duquesne Light's electricity delivery system.

Operating revenues increased $4.9 million or 1.2 percent compared to 2000. The increase is due to an increase in the average generation rate charged to customers, as well as an increase in the percentage of customers who receive electricity through our provider of last resort service arrangement.

The following table sets forth KWH supplied for customers who had not chosen an alternative generation supplier.

	KWH Supplied (In Millions)		
	2001	2000	Change
Residential	2,348	2,422	(3.1)%
Commercial	5,367	4,436	21.0 %
Industrial	3,079	3,332	(7.6)%
KWH Sales	10,794	10,190	5.9 %
Cumulative effect of a change in accounting principle	—	341	
Sales to Other Utilities	363	963	(62.3)%
Total Sales	11,157	11,494	(2.9)%

Operating expenses for the electricity supply business segment in 2001 consist of energy costs (i.e., to obtain energy from Orion for our provider of last resort service) and gross receipts tax, which both fluctuate in direct relation to operating revenues. In 2000, such operating expenses included energy costs; costs to operate and maintain the power stations; administrative expenses; and non-income taxes, such as gross receipts, property and payroll taxes.

Fluctuations in energy costs in 2001 resulted from total KWH supplied through our provider of last resort arrangement. Fluctuations in energy costs in 2000 generally resulted from changes in the total KWH supplied, the mix between coal generated power and purchased power, the cost of fuel, and generating station availability.

Operating expenses increased $10.4 million or 2.5 percent from 2000 as a result of an increase in the KWH supplied. This increase resulted from higher purchased power costs (related to our provider of last resort arrangement) following the generation asset sale, as opposed to the cost of power generated by our previously owned power stations. The cost under the arrangement is an average of $0.04 per KWH across all rate classes. (See "Provider of Last Resort.")

Depreciation and amortization expense in 2000 included the depreciation of the power stations' plant and equipment through the generation asset sale.

Other income decreased $3.0 million from 2000, because no other income has been allocated to this business segment since the generation asset sale.

Interest and other charges include interest on long-term debt, other interest, and preferred stock dividends of Duquesne Light. In 2001, no interest expense was allocated to this business segment; in 2000, there was $21.2 million of allocated interest expense. All remaining financing costs following the generation asset sale are borne by the electricity delivery business segment.

CTC Business Segment. In its final restructuring order issued in the second quarter of 1998, the PUC determined that Duquesne Light should recover most of the above-market costs of its generation assets, including plant and regulatory assets, through the collection of the competitive transition charge (CTC) from electric utility customers. On January 18, 2001, the PUC issued an order approving our final accounting for the proceeds of our April 2000 generation asset sale, including the net recovery of $276.0 million of sale-related transaction costs.

For the CTC business segment, operating revenues are derived by billing electric delivery customers for generation-related transition costs. Duquesne Light is allowed to earn an 11 percent pre-tax return on the net of tax CTC balance. As revenues are billed to customers on a monthly basis, we amortize the CTC balance. The resulting decrease in the CTC balance causes a decline in the return earned by Duquesne Light.

In 2001, the CTC business segment reported net income of $12.3 million compared to $45.6 million in 2000, a decrease of $33.3 million or 73.0 percent.

Operating revenues decreased $30.7 million or 9.2 percent, due to a decrease in the average CTC rate charged to customers from 2000 to 2001.

Operating expense consists solely of gross receipts tax, which fluctuates in direct relation to operating revenues.

Depreciation and amortization expense consists of the amortization of transition costs. There was an increase of $21.7 million or 8.7 percent compared to 2000. As a result of the lower average CTC balance, there was less return earned in 2001. We now anticipate termination of the CTC collection period by mid-year 2002 for most major rate classes.

Water Distribution Business Segment. The water distribution business segment had a $100.4 million net loss in 2001, consisting of a $0.7 million net loss before a one-time impairment charge of $99.7 million, as previously discussed. This is compared to a $7.9 million net loss in 2000. Excluding the one-time charge, this was a net increase of $7.2 million or 91.1 percent, primarily due to lower operating expenses. We sold a water system in December 2000, resulting in a decrease in operating revenues of $3.0 million and operating expenses of $1.7 million in 2001 compared to 2000.

Operating revenues for this business segment are derived from the following: billings related to water and sewer services for utilities, both owned and contract-operated by AquaSource, and water-related construction and engineering projects. Customer water use depends on weather conditions.

Operating revenues decreased $3.2 million or 2.9 percent compared to 2000. This decrease was primarily the result of the water system sale.

Operating expenses for the water distribution segment mainly consist of costs to operate and maintain the water distribution systems, administrative expenses and non-income taxes, such as property and payroll taxes. Operating expenses decreased $28.5 million or 23.5 percent compared to 2000, primarily due to operating efficiencies, lower administrative costs and the water system sale.

Depreciation and amortization expense includes depreciation of utility delivery systems and the amortization of goodwill on acquisitions. The $1.1 million, or 6.4 percent decrease, was mainly attributable to the impairment of goodwill and property, plant and equipment in June 2001.

Other income decreased $7.0 million or 75.3 percent compared to 2000, primarily due to the gain on the water system sale.

Energy Services Business Segment. In 2001, the Energy Services business segment reported net income of $6.3 million, compared to net income of $98.2 million in 2000. Net income was $91.9 million higher in 2000, due to the gain on the sale of DQE Energy Services' alternative fuel facilities.

Operating revenues for this business segment are primarily derived from the facility management services for industrial, airport and alternative fuel customers. Operating revenues increased $11.5 million or 58.1 percent compared to 2000. The increase is due to increased facility management revenues from three new service contracts.

Operating expenses for the Energy Services business segment consist of the operating and maintenance costs to manage the facilities. Operating expenses increased $5.8 million or 26.5 percent from 2000, primarily due to the additional alternative fuel facility management contracts.

Depreciation and amortization expense decreased $3.2 million or 62.7 percent in 2001, due to the lack of depreciation on the alternative fuel facilities that were sold in 2000.

Other income was $154.6 million higher in 2000, due primarily to the gain recognized on the sale of the alternative fuel facilities in 2000.

Financial Business Segment. The Financial business segment reported a net loss of $2.6 million in 2001, consisting of $41.1 million of net income prior to impairment charges of $43.7 million, as previously discussed. This is compared to net income of $36.8 million in 2000. Excluding the one-time charge in 2001, net income from the Financial business segment was $4.3 million higher in 2001, primarily due to increased landfill gas production and higher landfill gas sales prices.

Operating revenues for this business segment are primarily derived from the sale of landfill gas. Operating revenues increased $1.9 million or 9.1 percent compared to 2000. The increase in revenue is due to an increase in landfill gas production and higher landfill gas sales prices.

Operating expenses for the Financial business segment consist of the various costs to operate and maintain the landfill gas sites. Operating expenses increased $2.8 million or 7.0 percent from 2000 due to the increased operating costs at its landfill gas sites, caused primarily by higher gas production.

Depreciation and amortization expense consists of the depreciation of landfill gas equipment and gas rights. There was an increase of $0.4 million or 12.1 percent compared to 2000.

Other income consists of income from the leveraged lease and affordable housing investments, tax credits generated from the landfill and natural gas investments, and gains recognized on the sales of investments. Other income increased $0.7 million or 1.0 percent as compared to 2000, due in part to gains recognized on the sale of affordable housing investments in 2001.

Interest and other charges decreased $3.9 million or 39.4 percent as compared to 2000 due to the retirement of $85.0 million of medium term notes in 2001, as well as a full year's effect of debt retirements that occurred in 2000.

Enterprises Business Segment. The Enterprises business segment had a $25.3 million net loss in 2001, consisting of $10.8 million of net income before a one-time impairment charge of $36.1 million, as previously discussed. This is compared to $5.7 million of net income in 2000. Absent the one-time charges, net income from the Enterprises segment was $5.1 million or 89.5 percent higher in 2001, primarily due to the approximately $8.4 million after tax gain on the sale of the Pittsburgh Airport energy facility in July 2001. This sale resulted in a decrease in operating revenues of $5.8 million and operating expenses of $6.3 million.

Operating revenues for this segment are derived from energy sales and rent payments from real estate investments. Operating revenues decreased $7.8 million or 34.5 percent compared to 2000. This decrease is primarily due to the energy facility sale.

Operating expenses for the Enterprises segment are primarily made up of costs to maintain the rental properties and the energy facility, administrative expenses and non-income taxes, such as property and payroll taxes. Operating expenses decreased $6.6 million or 33.0 percent compared to 2000. The decrease was mainly attributable to the energy facility sale.

Depreciation and amortization expense for this segment includes depreciation of buildings and the energy facility and amortization of intangibles. The $1.0 million decrease resulted primarily from the sale of an energy facility and real estate in 2000 and 2001.

Other income increased $8.3 million or 88.3 percent compared to 2000, primarily due to the gain on the energy facility sale.

All Other. The all other category had a $79.3 million net loss in 2001, consisting of a $59.9 million net loss before impairment and abandonment charges of $6.2 million and a restructuring charge of $13.2 million, as previously discussed. This is compared to a $66.3 million net loss in 2000. Absent the one-time charges, this is an improvement of $6.4 million or 9.7 percent.

Operating revenues decreased $15.6 million or 17.5 percent compared to 2000. The decrease is primarily comprised of a $14.0 million decrease related to the sale of our bottled water business in May 2001.

In 2001, operating expenses decreased $30.8 million or 27.6 percent, due primarily to the sale of our bottled water business in May 2001 and administrative cost reductions.

Depreciation and amortization expense includes the depreciation of plant and equipment of our other business lines and amortization of certain investments. Depreciation and amortization increased $9.8 million in 2001, primarily due to a change in the estimated useful life of software to be replaced in early 2002.

Interest and other charges include interest on long-term debt, other interest and preferred stock dividends of our other business lines. Interest expense increased $7.9 million or 19.7 percent, primarily as a result of increased borrowing used largely to fund subsidiary cash requirements (excluding Duquesne Light).

2000 Compared to 1999

Electricity Delivery Business Segment. The electricity delivery business segment contributed $43.4 million to net income in 2000, compared to $38.8 million in 1999, an increase of $4.6 million or 11.9 percent. Included in 2000 is $7.3 million related to the cumulative effect of a change in accounting principle for unbilled revenues.

Operating revenues increased by $9.1 million or 3.0 percent compared to 1999, due to an increase in sales to electric utility customers of 1.7 percent in 2000. Residential sales decreased 0.5 percent, primarily due to milder weather conditions in 2000. Commercial sales increased 2.3 percent, due to an increase in the number of commercial customers. Industrial sales increased 2.9 percent, due to increased consumption by steel manufacturers. The following table sets forth kilowatt-hours (KWH) delivered to electric utility customers.

	KWH Delivered (In Millions)		
	2000	1999	Change
Residential	3,509	3,526	(0.5)%
Commercial	6,162	6,024	2.3 %
Industrial	3,581	3,481	2.9 %
KWH Sales	13,252	13,031	1.7 %
Cumulative effect of a change in accounting principle	483	—	—
Total Sales	13,735	13,031	5.4 %

Operating expenses decreased by $11.4 million or 6.4 percent compared to 1999, due to cost reduction initiatives we began in 2000; cost savings related to the implementation of our automated Customer Advanced Reliability System (CARS); and a reduction in employee pension costs.

Depreciation and amortization expense includes the depreciation of electricity delivery-related plant and equipment. There was an increase of $5.9 million or 11.7 percent compared to 1999. The increase is primarily attributed to more fixed assets being allocated to the delivery business in 2000, and the CARS system.

In 2000, there was $23.6 million or 51.4 percent more interest and other charges allocated to the electricity delivery business segment compared to 1999. All remaining financing costs following the generation asset sale are borne by the electricity delivery business segment.

Electricity Supply Business Segment. In 2000, the electricity supply business segment reported net income of $0.2 million compared to $11.6 million in 1999, a decrease of $11.4 million or 98.3 percent. Included in 2000 is $8.2 million related to the cumulative effect of a change in accounting principle for unbilled revenues.

Operating revenues decreased by $103.1 million or 19.5 percent compared to 1999. The decrease in revenues can be attributed primarily to a 71.2 percent decrease in sales to other utilities in 2000 compared to 1999. Subsequent to our generation asset sale, energy sales to other utilities are not significant. The following table sets forth KWH supplied for customers who had not chosen an alternative generation supplier.

	KWH Supplied (In Millions)		
	2000	1999	Change
Residential	2,422	2,533	(4.4)%
Commercial	4,436	3,811	16.4 %
Industrial	3,332	2,581	29.1 %
KWH Sales	10,190	8,925	14.2 %
Cumulative effect of a change in accounting principle	341	—	—
Sales to Other Utilities	963	3,347	(71.2)%
Total Sales	11,494	12,272	(6.3)%

Operating expenses decreased $37.5 million or 8.2 percent from 1999, as a result of reduced maintenance costs due to 1999 generation station outages and reduced non-fuel operating expenses associated with the December 1999 power station exchange. Partially offsetting these decreases was an increase in purchased power costs, related to our provider of last resort arrangement with Orion, following the generation asset sale. The cost under the arrangement is an average of $0.04 per KWH across all rate classes. (See "Provider of Last Resort.") During 1999, the average production cost, including both fuel and non-fuel operating and maintenance costs, was approximately $0.025 per KWH.

Depreciation and amortization expense includes the depreciation of the power stations' plant and equipment through the date of the April 2000 generation asset sale, and accrued nuclear decommissioning costs during 1999. There was a decrease of $24.1 million or 91.6 percent compared to 1999, due to the sale of the power stations' plant and equipment and the absence of nuclear decommissioning costs in 2000.

Other income decreased $8.1 million or 73.0 percent compared to 1999, primarily due to less income being allocated to this business segment in 2000 following the generation asset sale.

Interest and other charges include interest on long-term debt, other interest and preferred stock dividends of Duquesne Light. In 2000 there was a $22.7 million or 51.7 percent decrease in interest and other charges compared to 1999. The decrease reflects a lower level of interest expense at Duquesne Light from the retirement of debt with generation asset sale proceeds, and less interest expense allocated to this business segment in 2000 due to the generation asset sale.

CTC Business Segment. In 2000, the CTC business segment reported net income of $45.6 million compared to $96.6 million in 1999, a decrease of $51.0 million or 52.8 percent.

Operating revenues increased by $11.1 million or 3.4 percent compared to 1999. The increase in revenues can be attributed to a 1.7 percent increase in sales to electric utility customers from 1999.

Depreciation and amortization expense increased by $154.0 million or 161.1 percent compared to 1999. By applying the $967.0 million of net proceeds from the generation asset sale to reduce transition costs, Duquesne Light earned a significantly lower return in 2000 compared to 1999. As a result, there was higher CTC amortization in 2000 as compared to 1999. In addition, we recorded $13.8 million of CTC amortization included in the cumulative effect of a change in accounting principle for unbilled revenues in 2000.

Interest and other charges include interest on long-term debt, other interest, and preferred stock dividends of Duquesne Light. In 1999 there was $45.4 million of interest and other charges allocated to this business segment, while none was allocated in 2000.

Water Distribution Business Segment. The water distribution business segment had a $7.9 million net loss in 2000, compared to $10.8 million of net income in 1999, a decrease of $18.7 million.

Operating revenues increased by $10.5 million or 10.3 percent during 2000. The increase is the result of a full year of operations from 1999 acquisitions, increased third-party construction revenues, and the rate increase for water and sewer charges related to AquaSource's rate change applications in Texas. The rate increase became effective as of July 17, 2000. (See "AquaSource Rate Applications.")

Operating expenses increased by $42.0 million or 52.9 percent compared to 1999. This increase is a result of a full year of operations from the 1999 acquisitions, higher contractor costs related to business integration initiatives, and higher repair and maintenance costs.

Depreciation and amortization expense increased by $5.1 million or 42.1 percent compared to 1999. This increase was attributable to a higher depreciable asset base in 2000 and a full year of goodwill amortization on 1999 acquisitions.

Other income increased $4.9 million or 111.4 percent compared to 1999, primarily due to a $4.9 million gain on the disposition of certain water system investments in 2000.

Energy Services Business Segment. In 2000, the Energy Services business segment reported net income of $98.2 million, compared to a net loss of $6.3 million in 1999. Net income in 2000 was positively impacted by the gain on the sale of DQE Energy Services' alternative fuel facilities.

Operating revenues increased $2.8 million or 16.5 percent compared to 1999. The increase in revenue is due to significantly increased alternative fuel facilities revenues prior to the sale of the facilities.

Operating expenses decreased $7.1 million or 24.5 percent from 1999 due to the realization of operational efficiencies and the sale of the alternative fuel facilities in September 2000.

Depreciation and amortization expense increased $1.7 million or 50.0 percent in 2000 due to capital improvements incurred during 1999 and 2000.

Other income increased $159.9 million in 2000 due to the gain recognized on the sale of the alternative fuel facilities.

Financial Business Segment. In 2000, the Financial business segment reported net income of $36.8 million, compared to $47.0 million in 1999, a decrease of $10.2 million or 21.7 percent. This decrease is due primarily to the shutdown of a coal-bed methane project in December 2000, as well as a reduction in the gains recognized from the sales of affordable housing investments in 2000.

Operating revenues decreased $1.1 million or 5.0 percent compared to 1999, due to decreased landfill gas production and lower landfill gas sales prices, offset in part by revenues generated from new investments in landfill gas rights and reserves.

Operating expenses increased $15.5 million or 63.5 percent from 1999 due to a $6.2 million reserve recorded against uncollectible landfill gas receivables, higher equipment maintenance costs, and operating costs associated with new investments in landfill gas rights and reserves.

Depreciation and amortization expense increased $1.0 million or 43.5 percent compared to 1999 due to new investments in landfill gas rights and reserves.

Other income decreased $4.4 million or 6.0 percent as compared to 1999, primarily due to a charge recorded in 2000 related to the shutdown of a coal-bed methane project.

Interest and other charges decreased $4.2 million or 29.8 percent due to the retirement of debt in 2000.

Enterprises Business Segment. The Enterprises business segment contributed $5.7 million to net income in 2000 compared to $11.1 million in 1999, a decrease of $5.4 million or 48.6 percent, primarily due to the recognition of gains in 1999 from the dispositions of property.

Operating revenues decreased $0.6 million or 2.6 percent in 2000.

In 2000, operating expenses decreased $1.3 million or 6.1 percent from 1999.

Depreciation and amortization expense decreased $0.9 million or 20.9 percent in 2000 due to the property sales in 1999.

Other income in 2000 was $13.3 million or 58.6 percent lower than in 1999, primarily due to the recognition of gains on dispositions of properties in 1999. Gains on warrant exchanges in 2000 partially offset this decrease.

Interest and other charges decreased $1.6 million or 69.6 percent in 2000, due to the reduction of debt through the use of asset sale proceeds.

All Other. The all other category had a $66.3 million net loss in 2000 compared to a net loss of $5.7 million in 1999, a decrease of $60.6 million.

Operating revenues increased in 2000 by $57.9 million compared to 1999. This increase was primarily the result of increased revenues from our propane delivery business (the result of a full year of operations from 1999 acquisitions) and telecommunications leases.

In 2000, operating expenses increased $79.2 million over 1999. This increase was primarily the result of increased expenses from our propane delivery business (the result of a full year of operations from 1999 acquisitions).

In 2000, depreciation and amortization expense increased by $4.2 million primarily due to the acquisition of propane delivery companies during 1999.

Other income primarily includes long-term investment income and interest and dividend income related to our other business lines. Other income in 2000 was $21.5 million lower than in 1999. This decrease was primarily due to a charge recorded in 2000 for the then-pending sale of our bottled water business and a gain recorded in 1999 related to the sale of an investment.

Interest and other charges increased by $33.9 million in 2000, as the result of increased borrowing activity by DQE Capital, the proceeds of which funded interim capital requirements prior to the generation asset sale.

LIQUIDITY AND CAPITAL RESOURCES

SEC STATEMENT ON DISCLOSURE

On January 22, 2002, the SEC issued a statement encouraging expanded disclosure of certain items: off-balance sheet arrangements, contract trading activities, and transactions with related parties.

Except for the matters discussed in Note G and Note K to our consolidated financial statements, we have no other material off-balance sheet arrangements. We are not involved in any commodity contract trading activities. We have no material related party transactions.

FUTURE CAPITAL AVAILABILITY

We expect to meet our current obligations and debt maturities through 2005 with funds generated from operations, through new financings, and short-term borrowings.

All of our electric utility customers are now buying their generation directly from alternative suppliers or indirectly from Orion through the Duquesne Light provider of last resort service arrangement. Although we bill provider of last resort customer revenues, we pass them on (net of gross receipts tax) to Orion. In addition, the bill for an average residential provider of last resort customer is expected to decrease, ultimately, by 16 percent with the final CTC collection. This decrease reflects the additional cost of electric capacity required by regional transmission organization (RTO) membership and the additional cost of RNR recovery (defined below). Duquesne Light also agreed to freeze its generation rates through 2004 and its transmission and distribution rates through 2003. However, Duquesne Light expects to realize a 0.5 cent per KWH margin through its extended provider of last resort arrangement. The margin ultimately realized will depend on, among other items, the number of customers who use the provider of last resort service from time to time, as well as the life of the extended arrangement with Orion. (See "Rate Matters.")

We maintain two separate revolving credit agreements, one for $200.0 million and one for $150.0 million, both expiring in October 2002. We may convert the $150.0 million revolver into a term loan facility for a one-year period, for any amounts then outstanding upon expiration of the revolving credit period. Interest rates on both facilities can, in accordance with the option selected at the time of the borrowing, be based on one of several indicators, including prime and Eurodollar rates. Commitment fees are based on the unborrowed amount of the commitment. We plan to extend both facilities prior to their expiration. At December 31, 2001 no borrowings were outstanding.

Under our credit facilities, we are subject to financial covenants requiring each of DQE and Duquesne Light to maintain a maximum debt-to-capitalization ratio of 65.0 percent. In addition, DQE is required to maintain a minimum cash coverage ratio of 2-to-1. At December 31, 2001 we were in compliance with these covenants, having debt-to-capitalization ratios of approximately 64.3 percent at DQE and approximately 58.8 percent at Duquesne Light, and a cash coverage ratio of approximately 2.6 percent at DQE. We plan to reduce our debt-to-capitalization ratio in 2002 by reducing debt with asset sale proceeds and increasing equity through new securities issuances.

On April 5, 2002, we filed a shelf registration statement for up to $500.0 million of preferred stock, common stock, stock purchase contracts, stock purchase units, warrants, DQE debt securities and DQE Capital debt securities, to be issued from time to time. Our ability to issue such securities will depend on, among other things, market demand, interest rates, and corporate strategy.

On October 29, 2001, Duquesne Light filed a shelf registration statement for up to $400.0 million of first mortgage bonds. On April 15, 2002, Duquesne Light issued $200.0 million of 6.7 percent first mortgage bonds due 2012, and used the proceeds to call and refund existing debt. Duquesne Light expects to refinance additional debt using the remainder of this shelf registration. Duquesne Light's ability to issue such debt will depend on, among other things, market demand and interest rates.

In the first quarter of 2002, Moody's Investor Service, Standard & Poor's, and Fitch Ratings assessed our short and long-term credit profiles. The ratings reflect the agencies' opinion of our overall financial strength. Ratings impact our ability to access capital markets for investment and capital requirements, as well as the relative costs related to such liquidity capability. In general, the agencies reduced our long-term credit ratings, although staying within the range considered to be investment grade. The agencies maintained the existing credit ratings for Duquesne Light's short-term debt. However Moody's and Fitch reduced DQE Capital's short-term debt rating by one level, thereby restricting DQE Capital from accessing the short-term commercial paper market. DQE Capital is exploring alternative ways to fund its short-term liquidity needs. This ratings downgrade does not limit our ability to access our revolving credit facilities; it does, however, impact the cost of maintaining the credit facilities and the cost of any new debt. These ratings are not a recommendation to buy, sell or hold any securities of DQE or our subsidiaries, may be subject to revisions or withdrawal by the agencies at any time, and should be evaluated independently of each other and any other rating that may be assigned to our securities.

FINANCING

In January 2002, we refinanced $150.0 million of matured DQE Capital floating rate notes through the issuance of commercial paper, primarily at Duquesne Light. This commercial paper may, in turn, be refunded through other debt instruments available to us.

In 2001, $85.0 million of term loan debt matured. In addition, we paid $3.9 million of current maturities. We also repurchased approximately 10,000 shares of DQE preferred stock for approximately $0.8 million.

At December 31, 2001, we had $151.4 million of current debt maturities, and no commercial paper borrowings outstanding. During 2001, the maximum amount of bank loans and commercial paper borrowings outstanding was $55.0 million, the amount of average daily borrowings was $22.7 million, and the weighted average daily interest rate was 4.79 percent.

During 2000 we repurchased approximately 16.2 million shares of our common stock on the open market for approximately $650.0 million, and approximately 248,000 shares of DQE preferred stock for approximately $20.8 million. These repurchases were part of a recapitalization program following the generation asset divestiture. We invested $150.0 million in capital expenditures, $84.0 million in long-term investments and $43.0 million in acquisitions. We also paid approximately $100.0 million in dividends on capital stock.

At December 31, 2000, we had $92.0 million of current debt maturities and no commercial paper borrowings outstanding. During 2000, the maximum amount of bank loans and commercial paper borrowings outstanding was $373.3 million, the amount of average daily borrowings was $34.4 million, and the weighted average daily interest rate was 6.1 percent.

During 1999, we invested $196.0 million in acquisitions, $147.0 million in capital expenditures, and $90.0 million in nuclear decommissioning and other long-term investments. In connection with the power station exchange, we paid approximately $234.0 million in termination costs and $43.0 million in related taxes to cancel the Beaver Valley Unit 2 lease.

At December 31, 1999, we had $343.0 million of commercial paper borrowings outstanding, and $469.0 million of current debt maturities. During 1999, the maximum amount of bank loans and commercial paper borrowings outstanding was $368.9 million, the amount of average daily borrowings was $46.3 million, and the weighted average daily interest rate was 5.6 percent.

CAPITAL EXPENDITURES

We spent approximately $162.2 million, $150.0 million and $147.2 million in 2001, 2000 and 1999 for capital expenditures. Approximately $59.1 million, $91.8 million and $100.3 million in 2001, 2000 and 1999 was spent for electric utility construction, and approximately $39.5 million, $44.8 million and $27.2 million in 2001, 2000 and 1999 was spent for water utility construction. The remaining capital expenditures were related to our other business lines and other investments. We estimate that we will spend, excluding allowance for funds used during construction (AFC), approximately $70.0 million for electric utility construction in each of the years 2002, 2003 and 2004; and $53.0 million, $25.0 million and $19.0 million for water utility construction in 2002, 2003 and 2004. Additionally, our other business lines will spend approximately $10.0 million, $8.0 million and $8.0 million for construction in 2002, 2003 and 2004.

ACQUISITIONS AND DISPOSITIONS

In the first quarter of 2002, we sold a significant portion of our remaining affordable housing portfolio, receiving proceeds of approximately $17.0 million, which approximated book value.

We sold our bottled water assets on May 15, 2001. The sale resulted in an after tax loss of $15.0 million, of which $10.0 million had been recorded in December 2000.

On July 16, 2001, the Allegheny County Airport Authority purchased the Pittsburgh International Airport energy facility from a DQE Enterprises subsidiary, and entered into a 15-year operations and maintenance agreement regarding the facility with DQE Energy Services. The transaction resulted in an approximately $8.4 million after tax gain, or $0.15 per share.

In total, we received approximately $39.0 million in proceeds for these two dispositions and other non-strategic investments in 2001.

In the fourth quarter of 2001, we sold a portion of our affordable housing portfolio, receiving proceeds of approximately $34.0 million, which approximated book value. We sold an office building, receiving proceeds of $18.5 million, which approximated book value. We also sold 50,000 shares of AquaSource Class A Common Stock to an unrelated third party, in exchange for approximately $4.0 million of services.

Also during 2001, AquaSource acquired four water companies for approximately $0.9 million.

In 2000, Duquesne Light completed the sale of our generation assets to Orion for approximately $1.7 billion dollars ($1.55 billion net of Federal tax payments).

We also received $287.0 million of proceeds from the sale of a water utility system and various other non-strategic investments, including affordable housing investments and DQE Energy Services' alternative fuel facilities. The alternative fuel transaction includes a seven-year contract to operate several of the facilities.

During 2000, Duquesne Light purchased from Itron, Inc. the CARS system, the automated electronic meter reading system developed by Itron for use with our electricity utility customers. We had previously leased these assets. Additionally, AquaSource received final regulatory approval pending from 1999 to acquire 13 water and water-related companies for approximately $11.1 million.

In 1999, we invested $196.4 million and issued $9.0 million of DQE preferred stock in the acquisition of water and propane companies. AquaSource acquired 46 water and water-related companies and DQE Systems acquired 18 propane delivery companies. Also during 1999, we completed the power station exchange with FirstEnergy, which included the assumption of $359.2 million of sale-leaseback obligation bonds in conjunction with the termination of the Beaver Valley Unit 2 lease. We also disposed of several non-strategic real estate and lease investments, resulting in proceeds of $143.1 million.

LONG-TERM INVESTMENTS

We estimate that we will spend approximately $18.0 million, $20.0 million and $35.0 million for long-term investments in 2002, 2003 and 2004, mainly for energy services projects and landfill gas investments.

We have historically made long-term investments in the following areas: leases, affordable housing, electronic commerce, energy services and technologies, communications, and landfill and coal-bed methane gas rights and reserves. In 1999, we also invested in deposits in nuclear decommissioning funds related to Duquesne Light's nuclear-powered plants. However, due in part to weak equity markets, we significantly reduced our level of long-term investing activities in 2001 compared to previous years. In 2001, we invested approximately $7.0 million in electronic commerce and energy services and technologies.

Our long-term investing activities during 2000 totaled $84.2 million, and included investments in landfill and natural gas reserves; affordable housing investments; and electronic commerce, energy services and technologies, and communications investments.

During 1999, Duquesne Light invested approximately $60.0 million in the nuclear decommissioning trust funds, in order to fully fund the decommissioning liability, prior to transferring both the trust funds and the liability to FirstEnergy in the power station exchange. Cash related to this funding was collected during the year through the CTC component of customer bills. Other long-term investing activities during 1999, primarily engaged in by our other business lines, totaled $29.7 million and included landfill gas rights and reserves; a joint venture that designs, engineers and constructs landfill gas collection systems; affordable housing partnerships; and various electronic commerce, energy services and technologies, and communications investments.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

As of December 31, 2001, we have the following contractual obligations and commercial commitments that extend beyond 2002:

Payments Due By Period

(In Millions)	2002	2003	2004	2005	2006	After
Long-Term Debt, Including Current Maturities	$151.4	$100.9	$101.4	$ 1.5	$ 1.6	$ 999.2
Capital Lease Obligations	0.7	0.7	0.7	0.7	0.7	0.9
Operating Leases	5.7	5.7	5.5	3.8	3.8	20.3
Total Contractual Cash Obligations	$157.8	$107.3	$107.6	$ 6.0	$ 6.1	$1,020.4

Other Commercial Commitments

(In Millions)	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total
Revolving Credit Agreements (a)	$200.0	$150.0	$ —	$ —	$350.0
Standby Letters of Credit (a)	74.6	—	—	—	74.6
Surety Bonds (b)					
Commercial	85.7	—	—	—	85.7
Contract	26.7	—	—	—	26.7
Guarantees (See Note K)	—	—	—	83.3	83.3
Total Commercial Commitments	$387.0	$150.0	$ —	$ 83.3	$620.3

(a) Revolving Credit Agreements and Letters of Credit are typically for a 364-day period and are renewed annually. (See Note H.)

(b) Surety bonds are renewed annually. Some of the commercial bonds cover regulatory and contractual obligations which exceed a one-year period.

RATE MATTERS

COMPETITION AND THE CUSTOMER CHOICE ACT

The *Pennsylvania Electricity Generation Customer Choice and Competition Act* (Customer Choice Act) enables electric utility customers to purchase electricity at market prices from a variety of electric generation suppliers. As of December 31, 2001 and February 28, 2002, approximately 78.1 percent and 78.4 percent measured on a KWH basis, respectively, and approximately 76.8 percent and 75.5 percent on a non-coincident peak load basis, respectively, of Duquesne Light's customers received electricity through our provider of last resort service arrangement with Orion. The remaining customers are provided with electricity through alternative generation suppliers. As alternative generation suppliers enter and exit the retail supply business, the number of customers participating in our provider of last resort service will fluctuate.

Customers who select an alternative generation supplier pay for generation charges set competitively by that supplier, and pay Duquesne Light a competitive transition charge (discussed below) and transmission and distribution charges. Electricity delivery (including transmission, distribution and customer service) remains regulated in substantially the same manner as under historical regulation.

Customer choice and electricity generation deregulation impact traditional Pennsylvania tax revenues. In order for the state's total revenues to remain unchanged, a revenue neutral reconciliation tax (RNR) is applied to recover a shortfall or refund any excess revenues on an annual basis. On November 30, 2001, the Pennsylvania Department of Revenue published an increased RNR rate of 15 mills, effective January 1, 2002, in order to recover a current shortfall. Pennsylvania electric distribution companies, such as Duquesne Light, are permitted to recover this cost from consumers on a current basis. On December 21, 2001, the PUC approved Duquesne Light's request for the recovery of approximately $13.0 million of costs it will incur in 2002 due to the RNR. Since January 2002, Duquesne Light's customer bills have reflected an approximate two percent increase.

REGIONAL TRANSMISSION ORGANIZATION

FERC Order No. 2000 calls on transmission-owning utilities such as Duquesne Light to join regional transmission organizations (RTOs). Duquesne Light is committed to ensuring a stable, plentiful supply of electricity for its customers. Toward that end, Duquesne Light anticipates joining the PJM West RTO, which is currently in the final stages of approval before the FERC. In late 2001 and early 2002, Duquesne Light entered into agreements under which FirstEnergy Solutions and Orion will supply the electric capacity required to meet Duquesne Light's anticipated capacity credit obligations in PJM West through 2004. These agreements are subject to, among other conditions, regulatory approval which we will be seeking. We will also be seeking to recover the cost of capacity under these agreements from customers, as contemplated by the PUC's order approving the extension of our provider of last resort arrangement.

Duquesne Light's participation in the PJM West RTO is conditioned upon regulatory approval of the agreements, as well as satisfactory recovery of associated costs. Notwithstanding any such additional costs, customer bills are expected to decrease as the CTC is collected for each customer class. (See "Competitive Transition Charge" and "Provider of Last Resort" discussions below.) Duquesne Light's inclusion in this RTO will put the region's transmission facilities under common control to enhance reliability to customers.

COMPETITIVE TRANSITION CHARGE

In its final restructuring order issued in the second quarter of 1998, the PUC determined that Duquesne Light should recover most of the above-market costs of its generation assets, including plant and regulatory assets, through the collection of the competitive transition charge (CTC) from electric utility customers. On January 18, 2001, the PUC approved our final accounting for the proceeds of our April 2000 generation asset sale, including the net recovery of $276.0 million of sale-related transaction costs. Applying the net generation asset sale proceeds to reduce transition costs, we now anticipate termination of the CTC collection period by mid-year 2002 for most major rate classes. Ultimately, the bill is expected to decrease approximately 16.0 percent for an average residential customer who takes provider of last resort service from Duquesne Light pursuant to the second agreement with Orion discussed below. This decrease reflects the additional cost of electric capacity required by RTO membership and the additional cost of RNR recovery. (See "Regional Transmission Organization" and "Competition and the Customer Choice Act" discussions above.) The transition costs, as reflected on the consolidated balance sheet, are being amortized over the same period that the CTC revenues are being recognized.

For regulatory purposes, the unrecovered balance of transition costs that remained following the generation asset sale was approximately $141.9 million ($86.6 million net of tax) at December 31, 2001, on which Duquesne Light is allowed to earn an 11.0 percent pre-tax return. This amount includes recovery of an additional $10.0 million approved by the PUC in early 2002 relating to the December 1999 power station exchange. A lower amount is shown on the balance sheet due to the accounting for unbilled revenues.

PROVIDER OF LAST RESORT

Although no longer a generation supplier, as the provider of last resort for all customers in its service territory, Duquesne Light must provide electricity for any customer who does not choose an alternative generation supplier, or whose supplier fails to deliver. As part of the generation asset sale, Orion agreed to supply Duquesne Light with all of the electric energy necessary to satisfy Duquesne Light's provider of last resort obligations during the CTC collection period. In December 2000, the PUC approved a second agreement that extends Orion's provider of last resort arrangement (and the PUC-approved rates for the supply of electricity) beyond the final CTC collection through 2004 (POLR II). The agreement also permits Duquesne Light, following CTC collection, an average margin of 0.5 cents per KWH supplied through this arrangement. Except for this margin, these agreements, in general, effectively transfer to Orion the financial risks and rewards associated with Duquesne Light's provider of last resort obligations. While we retain the collection risk for the electricity sales, a component of our regulated delivery rates is designed to cover the cost of a normal level of uncollectible accounts.

Duquesne Light is evaluating options to provide electricity for its provider of last resort customers after POLR II expires. Such options include one or more of the following: negotiating an extension to POLR II, negotiating a similar arrangement with another generation supplier, and entering into alternative supply arrangements, such as constructing a gas-turbine electric generating facility (either independently or with partners). Although no final decision has been made, Duquesne Power plans to file permits with the Pennsylvania Department of Environmental Protection (DEP) for the construction of an electric-generating facility of up to 1,200 megawatts in Beaver County, Pennsylvania. After selecting the most prudent supply option, Duquesne Light plans to file a specific proposal with the PUC by August 2002.

RATE FREEZE

An overall four-and-one-half-year rate cap from January 1, 1997, was originally imposed on the transmission and distribution charges of Pennsylvania electric utility companies under the Customer Choice Act. As part of a settlement regarding recovery of deferred fuel costs, Duquesne Light agreed to extend this rate cap for an additional six months through the end of 2001. Subsequently, in connection with the POLR II agreement described above, Duquesne Light negotiated a rate freeze for generation, transmission and distribution rates. The rate freeze fixes new generation rates for retail customers who take electricity under the extended provider of last resort arrangement, and continues the transmission and distribution rates for all customers at current levels through at least 2003. Under certain circumstances, affected interests may file a complaint alleging that, under these frozen rates, Duquesne Light has exceeded reasonable earnings, in which case the PUC could make adjustments to rectify such earnings.

AQUASOURCE RATE APPLICATIONS

In June 2000, AquaSource filed consolidated, statewide water and sewer rate change applications with the Texas Natural Resource Conservation Commission (TNRCC) and 17 municipalities. AquaSource proposed, among other things, to replace the more than 100 separate tariffs of its acquired companies with a single water tariff and a single sewer tariff, using uniform system-wide rates. The proposed rates were charged (subject to refund with interest) pending the final regulatory approval on each application.

In Texas, certain municipalities have original jurisdiction over water and sewer rates; in addition, the TNRCC has original jurisdiction over rates in all other areas, plus appellate jurisdiction over all municipal rate orders. Thirteen of the municipalities either approved the rate increase, or failed to act on a timely basis, and the new rates became fully effective as of July 17, 2001. However, three municipalities denied the rate increase, and a fourth established rates significantly lower than requested. AquaSource appealed these rate orders to the TNRCC, and the appeals were consolidated with the general rate case for the areas over which the TNRCC has original jurisdiction. Hearings were scheduled to begin in late September 2001, but the parties instead entered into a settlement agreement.

The settlement agreement provides for, among other things, the following: the establishment of AquaSource's rate base; the establishment of four regional rates for service areas within the TNRCC's original jurisdiction, and three separate rates for the four municipalities who appealed; and the phase-in of the rates beginning January 1 of 2002, 2003 and 2004 (with the first phase being retroactive to the initial application filing date of July 17, 2000). AquaSource has also agreed not to file another rate case application for a rate increase that would be effective prior to July 1, 2004, unless the utility encounters financial hardship. In addition, the decision on whether AquaSource may recover costs related to acquiring its companies through its rates has been deferred until the next rate case. The settlement agreement is expected to be approved by the TNRCC by mid-year 2002. AquaSource expects the revised rate increase will result in additional annual water and sewer revenues of approximately $5.0 million.

In March 2001, AquaSource also filed a rate increase petition with the Indiana Utility Regulatory Commission (IURC) regarding water and sewer rates for its Utility Center, Inc. subsidiary (AquaSource's largest regulated subsidiary). Hearings were held in January 2002. We currently anticipate a final order from the IURC in the third quarter of 2002. If the petition is approved, annual water and sewer revenues for Utility Center will increase by approximately $2.7 million.

EMPLOYEES

At December 31, 2001, DQE and its subsidiaries had 2,538 employees. Duquesne Light is party to a labor contract with the International Brotherhood of Electrical Workers, which represents the majority of Duquesne Light's 1,302 employees. Duquesne Light is engaged in negotiations to extend the contract, which currently expires in September 2002.

PROPERTY, PLANT AND EQUIPMENT

INVESTMENT IN PP&E AND ACCUMULATED DEPRECIATION

Our total investment in property, plant and equipment (PP&E) and the related accumulated depreciation balances for major classes of property at December 31, 2001 and 2000 are as follows:

PP&E and Related Accumulated Depreciation at December 31,

(Millions of Dollars)

2001	Investment	Accumulated Depreciation	Net Investment
Electric delivery	$1,926.6	$ 616.5	$1,310.1
Water distribution	312.9	99.6	213.3
Propane distribution	44.2	3.8	40.4
Other	164.3	39.8	124.5
Total	**$2,448.0**	**$ 759.7**	**$1,688.3**

(Millions of Dollars)

2000	Investment	Accumulated Depreciation	Net Investment
Electric delivery	$1,910.5	$ 612.5	$1,298.0
Water distribution	241.4	45.5	195.9
Propane distribution	41.9	2.1	39.8
Other	202.5	42.3	160.2
Total	$2,396.3	$ 702.4	$1,693.9

Electric delivery PP&E includes: (1) high voltage transmission wires used in delivering electricity from generating stations to substations; (2) substations and transformers; (3) lower voltage distribution wires used in delivering electricity to customers; (4) related poles and equipment; and (5) internal telecommunication equipment, vehicles and office equipment. Water distribution PP&E includes water systems and water treatment facilities. The propane distribution PP&E includes storage tanks and delivery vehicles. The other PP&E is comprised of various buildings and land, alternative fuel facilities, landfill gas recovery equipment and property related to our other business lines.

ENVIRONMENTAL MATTERS

Various Federal and state authorities regulate DQE and our subsidiaries with respect to air and water quality and other environmental matters. FirstEnergy Corporation assumed environmental compliance obligations with respect to the generation plants it acquired in the December 1999 power station exchange. Orion Power MidWest, L.P. assumed the environmental obligations related to all of the plants it acquired in the April 2000 generation asset sale.

In 1992, the DEP issued *Residual Waste Management Regulations* governing the generation and management of non-hazardous residual waste, such as coal ash. Following the generation asset divestiture, Duquesne Light retained certain facilities which remain subject to these regulations. We have assessed our residual waste management sites, and the DEP has approved our compliance strategies. We incurred costs of $1.1 million in 2001 to comply with these DEP regulations. We expect the costs of compliance to be approximately $1.4 million over the next two years with respect to sites we will continue to own. These costs are being recovered in the CTC, and the corresponding liability has been recorded for current and future obligations.

Duquesne Light owns, but does not operate, the Warwick Mine, including approximately 1,200 acres of unmined coal lands and mining rights, located along the Monongahela River in Greene County, Pennsylvania. This property had been used in the electricity supply business segment. Duquesne Light's current estimated liability for closing the Warwick Mine, including final site reclamation, mine water treatment and certain labor liabilities, is approximately $35.0 million. Duquesne Light has recorded a liability for this amount on the consolidated balance sheet.

AquaSource's water and water-related operations are subject to the Federal *Safe Drinking Water Act*, which provides for uniform minimum national water quality standards, as well as governmental authority to specify treatment processes to be used for drinking water. AquaSource's operations are also subject to the Federal *Clean Water Act*, which regulates the discharge of pollutants into waterways. In connection with its acquisition strategy, AquaSource is aware of various compliance issues at its water and wastewater facilities, and is communicating and working closely with appropriate regulators to correct those issues in a timely manner. We do not believe that any of these compliance issues will have a material effect on DQE's financial position, results of operations or cash flows.

AquaSource is a party to consent agreements regarding environmental compliance in three states. In Indiana, AquaSource has entered parallel agreements with the Indiana Department of Environmental Management and the Indiana Utility Regulatory Commission to establish a schedule for completing upgrades and resolving certain historical compliance issues at two wastewater facilities. AquaSource agreed to make approximately $28.0 million of capital improvements, $11.4 million of which have been completed. The agreed-upon improvements are proceeding on schedule. Neither agreement imposes any compliance-related penalties or sanctions. AquaSource entered into a consent order with the Florida Department of Environmental Protection regarding historical compliance issues. AquaSource planned certain capital improvements in connection with its acquisition of five wastewater facilities, the completion of which will resolve the compliance issues. AquaSource and the Texas Natural Resource Conservation Commission have entered into a consent agreement under which AquaSource will correct compliance issues at approximately 160 water and wastewater systems over a four-year period. In lieu of any fines, penalties or other sanctions, AquaSource agreed to make approximately $30.0 million in capital improvements to upgrade these systems, $12.1 million of which have already been completed. AquaSource is capitalizing all of these expenditures, and will seek recovery of the charges through future rates, if appropriate.

We are involved in various other environmental matters. We believe that such matters, in total, will not have a materially adverse effect on our financial position, results of operations or cash flows.

OTHER

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2001 the Financial Accounting Standards Board (FASB) issued three new accounting standards, SFAS No. 141, "Business Combinations," SFAS No. 142, "Goodwill and Other Intangibles," and SFAS No. 143, "Accounting for Asset Retirement Obligation."

SFAS No. 141 eliminates the pooling-of-interests method of accounting for business combinations, with limited exceptions for combinations initiated prior to July 1, 2001. We do not believe that the adoption of SFAS No. 141 will have a significant impact on our financial statements.

SFAS No. 142, which became effective January 1, 2002, discontinues the requirement for amortization of goodwill and indefinite-lived intangible assets, and instead requires an annual review for the impairment of those assets. Impairment is to be examined more frequently if certain indicators appear. Intangible assets with a determinable life will continue to be amortized. As of December 31, 2001, we have goodwill and other intangible assets, net of accumulated amortization, of approximately $136.6 million and $0.7 million, respectively, which will be subject to the transitional assessment provisions of SFAS No. 142.

SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Specifically, this standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. The entity is required to capitalize the cost by increasing the carrying amount of the related long-lived asset. The capitalized cost is then depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss. The standard is effective for fiscal years beginning after June 15, 2002. We are currently evaluating, but have yet to determine, the impact that the adoption of SFAS No. 143 will have on our financial statements.

In August 2001 the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of." The statement requires that all long-lived assets to be held and used continue to be evaluated for impairment similar to SFAS No. 121. The statement also requires that all long-lived assets to be sold be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured on a net realizable value basis and will not include amounts for future operating losses. The statement also broadens the reporting requirements for discontinued operations to include disposal transactions of all components of an entity (rather than segments of a business). Components of an entity include operations and cash flows that can be clearly distinguished from the rest of the entity that will be eliminated from the ongoing operations of the entity in a disposal transaction. The statement is effective for fiscal years beginning after December 15, 2001. We are currently evaluating, but have yet to determine, the impact that the adoption of SFAS No. 144 will have on our financial statements.

MARKET RISK

Market risk represents the risk of financial loss that may impact our consolidated financial position, results of operations, or cash flows due to adverse changes in market prices and rates.

We manage our interest rate risk by balancing our exposure between fixed and variable rates, while attempting to minimize our interest costs. Currently, our variable interest rate debt is approximately $418.0 million or 34.9 percent of long-term debt. This variable rate debt is low-cost, tax-exempt debt. We also manage our interest rate risk by retiring and issuing debt from time to time and by maintaining a balance of short-term, medium-term and long-term debt. A 10 percent increase in interest rates would have affected our variable rate debt obligations by increasing interest expense by approximately $1.1 million, $3.1 million and $1.6 million for the years ended December 31, 2001, 2000 and 1999. A 10 percent reduction in interest rates would have increased the market value of our fixed rate debt by approximately $40.6 million and $40.3 million as of December 31, 2001 and 2000. Such changes would not have a significant near-term effect on our future earnings or cash flows.

LEGAL PROCEEDINGS

In October and November 2001, class action lawsuits were filed by purported shareholders of DQE against DQE and David Marshall, DQE's former Chairman, in the U.S. District Court for the Western District of Pennsylvania. The plaintiffs allege that the defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder, by issuing a series of materially false and misleading statements between December 6, 2000 and April 30, 2001 concerning investments made by DQE Enterprises, Inc. and their impact on DQE's current and future financial results. The plaintiffs claim that, as a result of these statements, the price of DQE securities was artificially inflated.

In February 2001, 39 former and current employees of AquaSource, all minority investors in AquaSource, commenced an action against DQE, AquaSource and others in the District Court of Harris County, Texas. The complaint alleges that the defendants fraudulently induced the plaintiffs to agree to sell their AquaSource stock back to AquaSource, and that defendants took actions intended to decrease the value of the stock. Plaintiffs seek, among other things, an award of actual damages not to exceed $100.0 million and exemplary damages not to exceed $400.0 million.

In the first quarter of 2001, DQE and AquaSource filed counterclaims alleging that 10 plaintiffs who held key AquaSource management positions engaged in deceptive practices designed to obtain funding for acquisitions and to make those acquisitions appear to meet certain return on investment requirements, and that all plaintiffs were unjustly enriched by such wrongful actions. DQE, AquaSource and AquaSource Utility, Inc. also filed a counterclaim against two plaintiffs alleging claims for breach of contract, breach of warranty, indemnification, fraud, and unjust enrichment in connection with the acquisition of various water and wastewater companies from such plaintiffs.

Although we cannot predict the ultimate outcome of these cases or estimate the range of any potential loss that may be incurred in the litigation, we believe that the lawsuits are entirely without merit, strenuously deny all of the plaintiffs' allegations of wrongdoing and believe we have meritorious defenses to the plaintiffs' claims. We intend to vigorously defend these lawsuits.

We are involved in various other legal proceedings and environmental matters. We believe that the resolution of such proceedings and matters, in total, will not have a materially adverse effect on our financial position, results of operations or cash flows.

INDEPENDENT AUDITORS' REPORT

TO THE DIRECTORS AND SHAREHOLDERS OF DQE, INC.:

We have audited the accompanying consolidated balance sheets of DQE, Inc. and its subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, comprehensive income, retained earnings, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of DQE, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of DQE, Inc. and its subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note A to the financial statements, DQE, Inc. changed its method of accounting for unbilled revenues as of January 1, 2000.

Deloitte & Touche LLP

Deloitte & Touche LLP
Pittsburgh, Pennsylvania
January 29, 2002

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS OF DQE

The Audit Committee, composed entirely of non-employee directors, meets regularly with the independent auditors and the internal auditors to discuss results of their audit work, their evaluation of the adequacy of the internal accounting controls and the quality of financial reporting.

In fulfilling its responsibilities in 2001, the Audit Committee recommended to the Board of Directors, subject to shareholder approval, the selection of DQE's independent auditors. The Audit Committee reviewed the overall scope and details of the independent auditors' and internal auditors' respective audit plans, and reviewed and approved the independent auditors' general audit fees and non-audit services.

Audit Committee meetings are designed to facilitate open communications with internal auditors and independent auditors. To ensure auditor independence, both the independent auditors and the internal auditors have full and free access to the Audit Committee.

The Audit Committee of the Board of Directors of DQE

Consolidated Statements of Income

		Thousands of Dollars, Except Per Share Amounts Year Ended December 31		
		2001	2000	1999
Operating Revenues	Electricity sales	$1,024,732	$1,029,247	$1,093,537
	Water sales	109,045	112,151	101,613
	Propane sales	51,751	53,721	9,495
	Other	110,554	132,485	136,556
	Total Operating Revenues	1,296,082	1,327,604	1,341,201
Operating Expenses	Fuel and purchased power	414,309	347,859	225,182
	Other operating	336,280	413,531	437,679
	Maintenance	23,704	50,623	75,400
	Impairment of long-lived assets	176,478	—	—
	Restructuring charge	31,085	—	—
	Depreciation and amortization	370,931	343,232	196,319
	Taxes other than income taxes	60,056	68,070	87,779
	Total Operating Expenses	1,412,843	1,223,315	1,022,359
Operating Income	Operating Income (Loss)	(116,761)	104,289	318,842
Other Income	Investment income	82,980	227,727	152,003
	Investment impairment	(71,239)	—	—
	Other Income	11,741	227,727	152,003
	Interest and Other Charges	104,442	123,610	158,707
	Income (Loss) Before Income Taxes and Cumulative Effect of Accounting Change	(209,462)	208,406	312,138
	Income Tax Expense (Benefit)	(56,081)	70,350	110,722
	Income (Loss) Before Cumulative Effect of Accounting Change	(153,381)	138,056	201,416
	Cumulative Effect of Change in Accounting Principle — Net	—	15,495	—
Net Income	**Net Income (Loss)**	(153,381)	153,551	201,416
	Dividends on Preferred Stock	516	(806)	1,569
	Earnings (Loss) Available for Common Stock	$ (153,897)	$ 154,357	$ 199,847
	Average Number of Common Shares Outstanding (Thousands of Shares)	55,888	63,348	75,463
Earnings Per Share	**Basic Earnings (Loss) Per Share**	$(2.75)	$ 2.44	$ 2.65
	Diluted Earnings (Loss) Per Share	$(2.75)	$ 2.39	$ 2.62
Dividends Declared	**Dividends Declared Per Share of Common Stock**	$ 1.68	$ 1.62	$ 1.54

See notes to consolidated financial statements.

Consolidated Balance Sheets

Assets

	(Thousands of Dollars) As of December 31	
	2001	2000
Current Assets:		
Cash and temporary cash investments	$ 7,268	$ 15,807
Receivables:		
Electric customer accounts receivable	133,702	134,187
Other electric utility receivables	3,186	16,578
Water customer accounts receivable	23,086	29,898
Other receivables	42,996	67,593
Less: Allowance for uncollectible accounts	(9,938)	(11,861)
Total Receivables – Net	193,032	236,395
Materials and supplies (at average cost)	22,166	24,077
Income tax asset	66,798	91,438
Other current assets	34,585	21,109
Total Current Assets	323,849	388,826
Long-Term Investments:		
Leveraged leases	470,925	442,608
Gas rights and reserves	55,810	104,664
Affordable housing	21,949	65,885
Available-for-sale securities	13,137	55,979
Other	66,375	107,509
Total Long-Term Investments	628,196	776,645
Property, Plant and Equipment:		
Electric plant in service	1,877,887	1,854,013
Water plant in service	312,607	239,758
Propane distribution plant	44,242	41,889
Construction work in progress	49,029	59,100
Other	164,286	201,557
Gross property, plant and equipment	2,448,051	2,396,317
Less: Accumulated depreciation and amortization	(759,726)	(702,446)
Total Property, Plant and Equipment – Net	1,688,325	1,693,871
Other Non-Current Assets:		
Transition costs	134,340	396,379
Regulatory assets	267,167	277,333
Other	184,032	311,191
Total Other Non-Current Assets	585,539	984,903
Total Assets	$3,225,909	$3,844,245

See notes to consolidated financial statements.

Liabilities and Capitalization

(Thousands of Dollars) At December 31	2001	2000
Current Liabilities:		
Current debt maturities	$ 151,354	$ 92,023
Accounts payable	126,745	144,306
Accrued liabilities	60,273	61,015
Dividends declared	26,186	26,037
Other	22,261	27,193
Total Current Liabilities	386,819	350,574
Non-Current Liabilities:		
Deferred income taxes – net	611,429	803,447
Deferred income	103,504	116,803
Pension trust liability	48,442	69,787
Warwick Mine liability	35,033	40,110
Other	90,626	89,067
Total Non-Current Liabilities	889,034	1,119,214
Commitments and Contingencies (Notes B through Q)		
Capitalization:		
Long-Term Debt	1,198,759	1,349,298
DLC Obligated Mandatorily Redeemable Preferred Trust Securities	150,000	150,000
Preferred and Preference Stock **(aggregate involuntary liquidation value of $98,656 and $100,396):**		
DQE preferred stock	16,352	17,361
Preferred stock of subsidiaries	62,608	62,608
Preference stock of subsidiaries	17,239	18,028
Total preferred and preference stock before deferred employee stock ownership plan (ESOP) benefit	96,199	97,997
Deferred ESOP benefit	(3,363)	(6,583)
Total Preferred and Preference Stock	92,836	91,414
Common Shareholders' Equity:		
Common stock – no par value (authorized – 187,500,000 shares; issued – 109,679,154 shares)	994,760	994,834
Retained earnings	759,750	1,007,739
Treasury stock (at cost) (53,770,877 and 53,793,330 shares)	(1,246,738)	(1,247,287)
Accumulated other comprehensive income	689	28,459
Total Common Shareholders' Equity	508,461	783,745
Total Capitalization	1,950,056	2,374,457
Total Liabilities and Capitalization	$3,225,909	$3,844,245

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

		(Thousands of Dollars) Year Ended December 31,		
		2001	2000	1999
Cash Flows From Operating Activities	Net income (loss)	$(153,381)	$ 153,551	$ 201,416
	Principal non-cash charges (credits) to net income:			
	Depreciation and amortization	370,931	343,232	196,319
	Impairment charges	247,717	—	—
	Capital lease, nuclear fuel and investment amortization	45,869	35,904	60,470
	Restructuring charges	31,085	—	—
	Cumulative effect of a change in accounting principle, net	—	(15,495)	—
	Gain on disposition of investments	(16,571)	(69,533)	(44,027)
	Investment income	(28,312)	(33,000)	(79,747)
	Deferred taxes	(96,441)	(109,006)	73,461
	Changes in working capital other than cash (Note Q)	(93,878)	107,407	(58,057)
	Other	(39,827)	(81,903)	5,644
	Net Cash Provided From Operating Activities	267,192	331,157	355,479
Cash Flows From Investing Activities	Proceeds from sale of investments, net of Federal income tax payment of $6,628, $52,784 and $17,611	93,113	233,909	125,483
	Proceeds from sale of generation assets, net of Federal income tax payment of $157,424	—	1,547,607	—
	Acquisition of water companies	(903)	(11,059)	(133,023)
	Acquisition of propane companies	—	—	(63,364)
	Other acquisitions	—	(32,000)	—
	Funding of nuclear decommissioning trust	—	—	(59,861)
	Divestiture costs	—	(78,752)	(47,449)
	Long-term investments	(6,848)	(84,246)	(29,671)
	Capital expenditures	(162,221)	(150,046)	(147,236)
	Other	(15,465)	(19,080)	(11,506)
	Net Cash Provided From (Used in) Investing Activities	(92,324)	1,406,333	(366,627)
Cash Flows From Financing Activities	Issuance of debt	—	149,746	386,624
	Increase in notes payable	—	—	342,804
	Beaver Valley lease termination	—	—	(277,226)
	Reduction of commercial paper	—	(342,804)	—
	Dividends on common and preferred stock	(94,608)	(99,597)	(117,302)
	Repurchase of common and preferred stock	(281)	(665,372)	(216,713)
	Reductions of long-term obligations:			
	Capital leases	(2,380)	(110)	(42,423)
	Long-term debt	(88,902)	(814,236)	(90,667)
	Other	2,764	(3,539)	(27,896)
	Net Cash Used in Financing Activities	(183,407)	(1,775,912)	(42,799)
	Net decrease in cash	(8,539)	(38,422)	(53,947)
	Cash, beginning of period	15,807	54,229	108,176
	Cash and temporary cash investments at end of year	$ 7,268	$ 15,807	$ 54,229
	Supplemental Cash Flow Information			
Cash Paid During The Year	Interest (net of amount capitalized)	$ 109,759	$ 109,918	$ 100,083
	Income taxes	$ 27,550	$ 162,748	$ 35,108

See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

	(Thousands of Dollars) Year Ended December 31		
	2001	2000	1999
Net Income (loss)	$ (153,381)	$ 153,551	$ 201,416
Other comprehensive income (loss):			
Unrealized holding gains (losses) arising during the year, net of tax of $(14,953), $14,337 and $1,081	(27,770)	26,625	1,540
Comprehensive Income (Loss)	$ (181,151)	$ 180,176	$ 202,956

See notes to consolidated financial statements.

Consolidated Statements of Retained Earnings

	(Thousands of Dollars) As of December 31		
	2001	2000	1999
Balance at beginning of year	$1,007,739	$ 953,785	$ 869,671
Net income (loss)	(153,381)	153,551	201,416
Dividends declared	(94,608)	(99,597)	(117,302)
Balance at End of Year	$ 759,750	$1,007,739	$ 953,785

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. ACCOUNTING POLICIES

CONSOLIDATION

DQE, Inc. delivers essential products and related services, including electricity, water and communications, to more than one million customers throughout the United States. At December 31, 2001, our subsidiaries were Duquesne Light Company; AquaSource, Inc.; DQE Energy Services, LLC; DQE Financial Corp.; DQE Enterprises, Inc.; DQE Communications, Inc.; ProAm, Inc.; Cherrington Insurance, Ltd.; and DQE Capital Corporation.

Duquesne Light, our largest operating subsidiary, is an electric utility engaged in the transmission and distribution of electric energy.

AquaSource is a water resource management company that acquires, develops and manages water and wastewater systems.

DQE Energy Services is an energy facilities management company that provides energy outsourcing solutions including development, operation and maintenance of energy and alternative fuel facilities.

DQE Financial owns and operates landfill gas collection and processing systems, and is an investment and portfolio management organization focused on structured finance and alternative energy investments.

DQE Enterprises manages electronic commerce, energy services and technologies, and communications investment portfolios.

Our other business lines include the following: propane distribution, communications systems, and financing and insurance services for DQE and various affiliates.

The consolidated financial statements include the accounts of DQE and our wholly and majority owned subsidiaries. The equity method of accounting is used when we have 20 to 50 percent interest in other companies. Under the equity method, original investments are recorded at cost and adjusted by our share of undistributed earnings or losses of these companies. All material intercompany balances and transactions have been eliminated in the consolidation.

BASIS OF ACCOUNTING

DQE and Duquesne Light are subject to the accounting and reporting requirements of the Securities and Exchange Commission (SEC). Duquesne Light's electricity delivery business is also subject to regulation by the Pennsylvania Public Utility Commission (PUC) and the Federal Energy Regulatory Commission (FERC) with respect to rates for delivery of electric power, accounting and other matters. Additionally, AquaSource's water utility operations are regulated by various authorities within the states where they operate as to rates, accounting and other matters.

As a result of our PUC-approved restructuring plan, the electricity supply business segment does not meet the criteria of Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation." Pursuant to the PUC's final restructuring order, and as provided in the *Pennsylvania Electricity*

Generation Customer Choice and Competition Act (Customer Choice Act), generation-related transition costs are being recovered through a competitive transition charge (CTC) collected in connection with providing transmission and distribution services, and these assets have been reclassified accordingly. The balance of transition costs was adjusted by receipt of the generation asset sale proceeds during the second quarter of 2000. The electricity delivery business segment continues to meet SFAS No. 71 criteria, and accordingly reflects regulatory assets and liabilities consistent with cost-based ratemaking regulations. The regulatory assets represent probable future revenue, because provisions for these costs are currently included, or are expected to be included, in charges to electric utility customers through the ratemaking process. (See Note B.) These regulatory assets as of December 31, 2001 and 2000 consist of regulatory tax receivables of approximately $225.6 million and $236.7 million, unamortized debt costs of approximately $28.9 million and $30.4 million, and deferred employee costs of approximately $12.7 million and $10.2 million, respectively.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions with respect to values and conditions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements. The reported amounts of revenues and expenses during the reporting period also may be affected by the estimates and assumptions we are required to make. We evaluate these estimates on an ongoing basis, using historical experience, consultation with experts and other methods we consider reasonable in the particular circumstances. Nevertheless, actual results may differ significantly from our estimates.

REVENUES FROM UTILITY SALES

Duquesne Light's electric utility operations provide service to approximately 586,000 direct customers in southwestern Pennsylvania (including in the City of Pittsburgh), a territory of approximately 800 square miles. Duquesne Light's meters are read monthly, and electric utility customers are billed on the same basis. On January 1, 2000, Duquesne Light adopted the policy of recording unbilled customer revenues to better reflect the revenues generated from the amount of energy supplied and delivered to electric utility customers in a given accounting period. Previously, revenues from electric utility customers were recorded in the accounting period for which they were billed. Revenues recorded now reflect actual customer usage in an accounting period, regardless of when billed. The effect of this new policy is reflected on the income statement, net of tax and associated expenses, as a cumulative effect of a change in accounting principle in 2000. Basic earnings per share included $0.25 related to the cumulative effect.

AquaSource's water utility operations currently provide service to more than 520,000 water and wastewater customer connections in 18 states. AquaSource records revenues for water customers in the period they are billed, and also accrues unbilled revenues.

DEPRECIATION AND AMORTIZATION

Depreciation of property, plant and equipment is recorded on a straight-line basis over the estimated remaining useful lives of properties. Depreciation expense of $93.0 million, $93.0 million and $102.0 million was recorded in 2001, 2000 and 1999. Goodwill, representing the excess of the cost over the net tangible and identifiable assets of acquired businesses, is stated at cost and is amortized on a straight-line basis over the estimated future periods to be benefited (25 to 40 years). Goodwill is included in other non-current assets on the consolidated balance sheet. Amortization of gas rights and reserve investments and depreciation of related property are on a units of production method over the total estimated gas reserves. Amortization of interests in affordable housing partnerships is based upon a method that approximates the equity method; amortization of certain other leases is on the basis of benefits recorded over the lives of the investments. Depreciation and amortization of other properties are calculated on various bases. Amortization of transition costs represents the difference between CTC revenues billed to customers (net of gross receipts tax) and the allowed return on our unrecovered net of tax transition cost balance (11.0 percent pre-tax).

INCOME TAXES

We use the liability method in computing deferred taxes on all differences between book and tax bases of assets and liabilities. These book/tax differences occur when events and transactions recognized for financial reporting purposes are not recognized in the same period for tax purposes. The deferred tax liability or asset is also adjusted in the period of enactment for the effect of changes in tax laws or rates.

For the electricity delivery business segment, we recognize a regulatory asset for deferred tax liabilities that are expected to be recovered from customers through rates. (See Note B and Note I.) Reversals of accumulated deferred income taxes are included in income tax expense.

OTHER OPERATING REVENUES AND OTHER INCOME

Other operating revenues include non-kilowatt-hour (KWH) electric utility revenues, and revenues from our other business lines' operating activities.

ProAm, our propane delivery subsidiary, has more than 70,000 customers in seven states. ProAm records revenues at the point of sale.

SFAS No. 13, "Accounting for Leases," allows for the recognition of lease transactions as sales-type leases if certain criteria are met. DQE Communications, a telecommunications subsidiary, recorded three such transactions that met the criteria of SFAS No. 13 in 2001. These transactions resulted in the recognition of approximately $11.0 million of revenues and $5.1 million of net income. In 2000, two transactions resulted in the recognition of approximately $8.5 million of revenues and $4.9 million of net income.

Investment income primarily is made up of income from long-term investments, and gains or losses from the disposition of certain assets. The income is separated from other revenues, as the investment income does not result from operating activities.

RECEIVABLES

Receivables on the balance sheet are comprised of outstanding billings for electric and water customers and other utilities, and the outstanding billings of our other business lines. In addition, at December 31, 2001 and 2000, electric and water customer receivables reflect amounts related to unbilled revenues of $44.9 million and $54.1 million, respectively.

PROPERTY, PLANT AND EQUIPMENT

The asset values of our utility properties are stated at original construction cost, which includes related payroll taxes, pensions and other fringe benefits, as well as administrative costs. Also included in original construction cost is an allowance for funds used during construction (AFC), which represents the estimated cost of debt and equity funds used to finance construction.

Additions to, and replacements of, property units are charged to plant accounts. Maintenance, repairs and replacement of minor items of property are recorded as expenses when they are incurred. The costs of electricity delivery business segment properties that are retired (plus removal costs and less any salvage value) are charged to accumulated depreciation and amortization.

Substantially all of the electric utility properties are subject to a first mortgage lien.

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

TEMPORARY CASH INVESTMENTS

Temporary cash investments are short-term, highly liquid investments with original maturities of three or fewer months. They are stated at market, which approximates cost. We consider temporary cash investments to be cash equivalents.

EARNINGS PER SHARE

Basic earnings per share are computed on the basis of the weighted average number of common shares outstanding. Diluted earnings per share are computed on the basis of the weighted average number of common shares outstanding, plus the effect of the outstanding Employee Stock Ownership Plan shares, DQE preferred stock and stock options, unless a net loss occurs as the inclusion of these shares would be anti-dilutive. The treasury stock method is used in computing the dilutive effect of stock options. This method assumes any proceeds obtained upon the exercise of options would be used to purchase common stock at the average market price during the period. The following table presents the numerators and denominators used in computing the diluted basic earnings per share for 2001, 2000 and 1999.

Diluted Earnings Per Share for the Year Ended December 31,

[illegible]

	2001	2000	1999
Income (loss) before accounting change	$(153,897)	$138,862	$199,847
Cumulative effect of accounting change — net	—	15,495	—
Earnings (loss) for common	(153,897)	154,357	199,847
Dilutive effect of:			
ESOP dividends	—	1,568	2,121
Preferred stock dividends	—	(806)	1,569
Diluted Earnings (Loss) for Common	$(153,897)	$155,119	$203,537

[illegible]

	2001	2000	1999
Basic average shares	55,888	63,348	75,463
Dilutive effect of:			
ESOP shares	—	872	1,128
DQE preferred stock	—	781	1,066
Stock options	—	1	19
Diluted average shares	55,888	65,002	77,676
Diluted earnings (loss) per share:			
Before accounting change	$ (2.75)	$ 2.15	$ 2.62
Accounting change	$ —	$ 0.24	$ —
Diluted Earnings (Loss) Per Share	$ (2.75)	$ 2.39	$ 2.62

Note: In 2001, the incremental shares from assumed conversions are not included in computing diluted per-share amounts for the loss for common, because the control number (loss before accounting change) was a loss, not income.

We no longer report comprehensive earnings per share, due to our decision to monetize DQE Enterprises investments.

CONTINGENT LIABILITIES

We establish reserves for estimated loss contingencies when it is management's assessment that a loss is probable and the amount can be reasonably estimated. Revisions to contingent liabilities are reflected in income in the period in which different facts or information become known, or circumstances change, that affect the previous assumptions with respect to the likelihood or amount of loss. Reserves for contingent liabilities are based upon management's assumptions and estimates, advice of legal counsel, or other third parties regarding probable outcomes of the matter. Should the ultimate outcome differ from the assumptions and estimates, revisions to the estimated reserves for contingent liabilities would be recognized. Such contingent liabilities for DQE include, but are not limited to, restructuring liabilities (see Note D), income tax matters (see Note I), and other commitments and contingencies (see Note K).

STOCK-BASED COMPENSATION

We account for stock-based compensation using the intrinsic value method prescribed in *APB Opinion No. 25, Accounting for Stock Issued to Employees*, and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of DQE common stock at the date of the grant over the amount any employee must pay to acquire the stock. Compensation cost for stock appreciation rights is recorded based on the quoted market price of the stock at the end of the year.

DERIVATIVES

On January 1, 2001, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," the impact of which was not significant to our financial statements.

RECLASSIFICATION

The 2000 and 1999 consolidated financial statements have been reclassified to conform with the 2001 presentation.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2001 the Financial Accounting Standards Board (FASB) issued three new accounting standards, SFAS No. 141, "Business Combinations," SFAS No. 142, "Goodwill and Other Intangibles," and SFAS No. 143, "Accounting for Asset Retirement Obligations."

SFAS No. 141 eliminates the pooling-of-interests method of accounting for business combinations, with limited exceptions for combinations initiated prior to July 1, 2001. We do not believe that the adoption of SFAS No. 141 will have a significant impact on our financial statements.

SFAS No. 142, which became effective January 1, 2002, discontinues the requirement for amortization of goodwill and indefinite-lived intangible assets, and instead requires an annual review for the impairment of those assets. Impairment is to be examined more frequently if certain indicators appear. Intangible assets with a determinable life will continue to be amortized. Amortization expense relating to goodwill for 2001 was $6.6 million. As of December 31, 2001, goodwill and other intangible assets, net of accumulated amortization, of approximately $136.6 million and $0.7 million, respectively, exist and will be subject to the transitional assessment provisions of SFAS No. 142.

SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Specifically, this standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred, if a reasonable estimate of fair value can be made. The entity is required to capitalize the cost by increasing the carrying amount of the related long-lived asset. The capitalized cost is then depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss. The standard is effective for fiscal years beginning after June 15, 2002. We are currently evaluating, but have yet to determine, the impact that the adoption of SFAS No. 143 will have on our financial statements.

In August 2001 the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," that replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of." The statement requires that all long-lived assets to be held and used continue to be evaluated for impairment similar to SFAS No. 121. The statement also requires that all long-lived assets to be sold be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured on a net realizable value basis and will not include amounts for future operating losses. The statement also broadens the reporting requirements for discontinued operations to include disposal transactions of all components of an entity (rather than segments of a business). Components of an entity include operations and cash flows that can be clearly distinguished from the rest of the entity that will be eliminated from the ongoing operations of the entity in a disposal transaction. The statement is effective for fiscal years beginning after December 15, 2001. We are currently evaluating, but have yet to determine, the impact that the adoption of SFAS No. 144 will have on our financial statements.

B. RATE MATTERS

COMPETITION AND THE CUSTOMER CHOICE ACT

The Customer Choice Act enables electric utility customers to purchase electricity at market prices from a variety of electric generation suppliers. As of December 31, 2001, approximately 78.1

percent of Duquesne Light's customers measured on a KWH basis and approximately 76.8 percent on a non-coincident peak load basis received electricity through our provider of last resort service arrangement with Orion (discussed below). The remaining customers are provided with electricity through alternative generation suppliers. As alternative generation suppliers enter and exit the retail supply business, the number of customers participating in our provider of last resort service will fluctuate.

Customers who select an alternative generation supplier pay for generation charges set competitively by that supplier, and pay Duquesne Light a competitive transition charge (discussed below) and transmission and distribution charges. Electricity delivery (including transmission, distribution and customer service) remains regulated in substantially the same manner as under historical regulation.

Customer choice and electricity generation deregulation impact traditional Pennsylvania tax revenues. In order for the state's total revenues to remain unchanged, a revenue neutral reconciliation tax (RNR) is applied to recover a shortfall or refund any excess revenues on an annual basis. On November 30, 2001, the Pennsylvania Department of Revenue published an increased RNR rate of 15 mills, effective January 1, 2002, in order to recover a current shortfall. Pennsylvania electric distribution companies, such as Duquesne Light, are permitted to recover this cost from consumers on a current basis. On December 21, 2001, the PUC approved Duquesne Light's request for the recovery of approximately $13 million of costs it will incur in 2002 due to the RNR. Since January 2002, Duquesne Light's customer bills have reflected an approximate two percent increase.

REGIONAL TRANSMISSION ORGANIZATION

FERC Order No. 2000 calls on transmission-owning utilities such as Duquesne Light to join regional transmission organizations (RTOs). Duquesne Light is committed to ensuring a stable, plentiful supply of electricity for its customers. Toward that end, Duquesne Light anticipates joining the PJM West RTO, which is currently in the final stages of approval before the FERC. In late 2001 and early 2002, Duquesne Light entered into agreements under which FirstEnergy Solutions and Orion will supply the electric capacity required to meet Duquesne Light's anticipated capacity credit obligations in PJM West through 2004. These agreements are subject to, among other conditions, regulatory approval which we will be seeking. We will also be seeking to recover the cost of capacity under these agreements from customers, as contemplated by the PUC's order approving the extension of our provider of last resort arrangement.

Duquesne Light's participation in the PJM West RTO is conditioned upon regulatory approval of the agreements, as well as satisfactory recovery of associated costs. Notwithstanding any such additional costs, customer bills are expected to decrease as the CTC is collected for each customer class. (See "Competitive Transition Charge" and "Provider of Last Resort" discussions below.) Duquesne Light's inclusion in this RTO will put the region's transmission facilities under common control to enhance reliability to customers.

COMPETITIVE TRANSITION CHARGE

On December 3, 1999, Duquesne Light completed the exchange of its partial interests in five power plants for three wholly owned power plants from FirstEnergy Corp. In connection with this exchange, we terminated the Beaver Valley Unit 2 lease in the fourth quarter of 1999.

On April 28, 2000, Duquesne Light completed the sale of our generation assets to Orion. Orion purchased all of Duquesne Light's power stations, including those received from FirstEnergy, for approximately $1.7 billion.

In its final restructuring order issued in the second quarter of 1998, the PUC determined that Duquesne Light should recover most of the above-market costs of its generation assets, including plant and regulatory assets, through the collection of the competitive transition charge (CTC) from electric utility customers. On January 18, 2001, the PUC approved our final accounting for the proceeds of our April 2000 generation asset sale, including the net recovery of $276.0 million of sale-related transaction costs. Applying the net generation asset sale proceeds to reduce transition costs, we now anticipate termination of the CTC collection period by mid-year 2002 for most major rate classes. Ultimately, the bill is expected to decrease approximately 16.0 percent for an average residential customer who takes provider of last resort service from Duquesne Light pursuant to the second agreement with Orion discussed below. This decrease reflects the additional cost of electric capacity required by RTO membership and the additional cost of RNR recovery. (See "Regional Transmission Organization" and "Competition and the Customer Choice Act" discussions above.) The transition costs, as reflected on the consolidated balance sheet, are being amortized over the same period that the CTC revenues are being recognized.

For regulatory purposes, the unrecovered balance of transition costs that remained following the generation asset sale was approximately $141.9 million ($86.6 million net of tax) at December 31, 2001, on which Duquesne Light is allowed to earn an 11 percent pre-tax return. This amount includes recovery of an additional $10.0 million approved by the PUC for recovery in early 2002 relating to the December 1999 power station exchange. A lower amount is shown on the balance sheet due to the accounting for unbilled revenues.

PROVIDER OF LAST RESORT

Although no longer a generation supplier, as the provider of last resort for all customers in its service territory, Duquesne Light must provide electricity for any customer who does not choose an alternative generation supplier, or whose supplier fails to deliver. As part of the generation asset sale, Orion agreed to supply Duquesne

Light with all of the electric energy necessary to satisfy Duquesne Light's provider of last resort obligations during the CTC collection period. In December 2000, the PUC approved a second agreement that extends Orion's provider of last resort arrangement (and the PUC-approved rates for the supply of electricity) beyond the final CTC collection through 2004 (POLR II). The agreement also permits Duquesne Light, following CTC collection, an average margin of 0.5 cents per KWH supplied through this arrangement. Except for this margin, these agreements, in general, effectively transfer to Orion the financial risks and rewards associated with Duquesne Light's provider of last resort obligations. While we retain the collection risk for the electricity sales, a component of our regulated delivery rates is designed to cover the cost of a normal level of uncollectible accounts.

RATE FREEZE

An overall four-and-one-half-year rate cap from January 1, 1997, was originally imposed on the transmission and distribution charges of Pennsylvania electric utility companies under the Customer Choice Act. As part of a settlement regarding recovery of deferred fuel costs, Duquesne Light agreed to extend this rate cap for an additional six months through the end of 2001. Subsequently, in connection with the POLR II agreement described above, Duquesne Light negotiated a rate freeze for generation, transmission and distribution rates. The rate freeze fixes new generation rates for retail customers who take electricity under the extended provider of last resort arrangement, and continues the transmission and distribution rates for all customers at current levels through at least 2003. Under certain circumstances, affected interests may file a complaint alleging that, under these frozen rates, Duquesne Light has exceeded reasonable earnings, in which case the PUC could make adjustments to rectify such earnings.

AQUASOURCE RATE APPLICATIONS

In June 2000, AquaSource filed consolidated, statewide water and sewer rate change applications with the Texas Natural Resource Conservation Commission (TNRCC) and 17 municipalities. AquaSource proposed, among other things, to replace the more than 100 separate tariffs of its acquired companies with a single water tariff and a single sewer tariff, using uniform system-wide rates. The proposed rates were charged (subject to refund with interest) pending the final regulatory approval on each application.

In Texas, certain municipalities have original jurisdiction over water and sewer rates; in addition, the TNRCC has original jurisdiction over rates in all other areas, plus appellate jurisdiction over all municipal rate orders. Thirteen of the municipalities either approved the rate increase, or failed to act on a timely basis, and the new rates became fully effective as of July 17, 2001. However, three municipalities denied the rate increase, and a fourth established rates significantly lower than requested. AquaSource appealed these rate orders to the TNRCC, and the appeals were consolidated with the general rate case for the areas over which the TNRCC has original jurisdiction. Hearings were scheduled to begin in late September 2001, but the parties instead entered into a settlement agreement.

The settlement agreement provides for, among other things, the following: the establishment of AquaSource's rate base; the establishment of four regional rates for service areas within the TNRCC's original jurisdiction, and three separate rates for the four municipalities who appealed; and the phase-in of the rates beginning January 1 of 2002, 2003 and 2004 (with the first phase being retroactive to the initial application filing date of July 17, 2000). AquaSource has also agreed not to file another rate case application for a rate increase that would be effective prior to July 1, 2004, unless the utility encounters financial hardship. In addition, the decision on whether AquaSource may recover costs related to acquiring its companies through its rates has been deferred until the next rate case. The settlement agreement is expected to be approved by the TNRCC by mid-year 2002. AquaSource expects the revised rate increase will result in additional annual water and sewer revenues of approximately $5.0 million.

In March 2001, AquaSource also filed a rate increase petition with the Indiana Utility Regulatory Commission (IURC) regarding water and sewer rates for its Utility Center, Inc. subsidiary (AquaSource's largest regulated subsidiary). Hearings were held in January 2002. We currently anticipate a final order from the IURC in the third quarter of 2002. If the petition is approved, annual water and sewer revenues for Utility Center will increase by approximately $2.7 million.

C. IMPAIRMENT CHARGES

Our new management team has evaluated AquaSource's future direction and the capabilities of its operating platforms. This evaluation determined that the company's potential future performance would result in lower returns than originally anticipated. AquaSource therefore recorded a second quarter 2001 pre-tax impairment charge of $109.2 million, or $99.7 million after tax, to write down various aspects of its business, primarily related to contract operations and construction. The assets determined to be impaired consisted of $79.4 million of goodwill, $26.4 million of property, plant and equipment, and $3.4 million of other assets. Our remaining investment in AquaSource, excluding working capital after the impairment charge, is approximately $303.8 million as of December 31, 2001.

DQE Financial has a twenty-year lease for the gas rights to New York City's Fresh Kills landfill, where debris from the World Trade Center is being transported. The excess weight resting on top of the landfill has caused damage to the gas collection system as well as reduced available gas flows. Additional security has caused construction delays. Management has determined that the Fresh Kills investment has been impaired. DQE Financial also recognized a charge due to asset abandonments or impairment at three other landfill gas sites. These asset impairments resulted in a non-cash, pre-tax charge of $67.3 million, or $43.7 million after tax in 2001.

We determined the value of the AquaSource and DQE Financial impairments by projecting the undiscounted future cash flows generated by the specific assets over the assets' expected lives. To the extent that the undiscounted future cash flows did not exceed the book carrying value of the assets, the future cash flows were discounted back at our cost of borrowing to determine the carrying value of the assets. The impairment charge recorded is the difference between the previous book carrying value and the carrying value determined by this process.

During 2001, we formalized plans to monetize our DQE Enterprises business as opportunities present themselves. This business is not consistent with our focus on our core regulated utility businesses, and opportunities related to these investments have not developed as expected due to market conditions. During 2001, Enterprises sold two investments and recognized an impairment charge to write off all or parts of eleven other investments, resulting in a non-cash, pre-tax charge of $61.7 million, or $36.1 million after tax.

We determined the value of the impairment of each of these investments by analyzing their business prospects. This analysis included an evaluation of the business' cash on-hand, its fundraising abilities, its number of customers and contracts, and its overall ability to continue as a going concern. In addition, we obtained an independent external valuation for certain of the businesses.

D. RESTRUCTURING CHARGE

During the fourth quarter of 2001, as part of our Back-to-Basics strategy, we initiated a restructuring plan to improve operational effectiveness and efficiency, and to reduce operational expenses on a company-wide basis. Through the restructuring plan, we have reorganized to focus on our core regulated utility businesses and opportunities related to these investments. In the fourth quarter of 2001, we recorded a pre-tax restructuring charge of $31.1 million. The restructuring charge included costs related to (1) the consolidation and reduction of certain administrative and back-office functions through an involuntary termination plan, (2) the abandonment of certain leased office facilities to relocate employees to one centralized location, and (3) other lease costs related to abandoned office facilities.

The following is a summary of the restructuring charge that was reflected as a separately stated charge against operating income for the year ended December 31, 2001.

Restructuring Charge for the Year Ended December 31,

	(Thousands of Dollars)
	2001
Employee termination benefits	$ 20,106
Facilities consolidation:	
Future minimum lease payments	7,952
Other lease costs	3,027
Total Restructuring Charge	**$ 31,085**

The employee-related termination benefits of $20.1 million primarily include severance costs for approximately 200 management, professional and administrative personnel.

The facilities consolidation involved relocation to our existing leased space in downtown Pittsburgh. In December 2001, we extended the lease at this facility to December 2011.

We accrued liabilities related to these restructuring actions in the period in which we committed to execute the restructuring plan and communicated the plan to employees. The following table summarizes the components of the accrued restructuring liability for the period ended December 31, 2001.

Restructuring Liability at December 31,

	(Thousands of Dollars)
	2001
Beginning balance	$ 28,774
Charges paid/incurred	(4,294)
Ending Balance	$ 24,480

We believe that the remaining provision is adequate to complete the restructuring plan. We also expect that the remaining restructuring liabilities will be paid and/or incurred on a monthly basis throughout 2006.

E. ACQUISITIONS AND DISPOSITIONS

We sold our bottled water assets on May 15, 2001. The sale resulted in an after tax loss of $15.0 million, of which $10.0 million had been recorded in December 2000.

On July 16, 2001, the Allegheny County Airport Authority purchased the Pittsburgh International Airport energy facility from a DQE Enterprises subsidiary, and entered into a 15-year operations and maintenance agreement regarding the facility with DQE Energy Services. The transaction resulted in an approximate $8.4 million after-tax gain, or $0.15 per share.

In total, we received approximately $39.0 million in proceeds for these two dispositions and other non-strategic investments in 2001. Also during 2001, AquaSource acquired four water companies for approximately $0.9 million.

In the fourth quarter of 2001, we sold a significant portion of our remaining affordable housing portfolio, receiving proceeds of approximately $34.0 million, which approximated book value. We sold an office building, receiving proceeds of $18.5 million, which approximated book value. We also sold 50,000 shares of AquaSource Class A Common Stock to an unrelated third party, in exchange for approximately $4.0 million of services.

During 2000, AquaSource invested approximately $11 million to acquire the stock or assets of water and water-related companies through the purchase method of accounting. These acquisitions were related to agreements entered into in 1999, and were consummated upon final regulatory approval in early 2000. There were no additional acquisitions in 2000, as we implemented our integration strategy to streamline and consolidate the water distribution business.

Additionally, Duquesne Light purchased the Customer Advanced Reliability System (CARS) from Itron, Inc., which had developed this automated electronic meter reading system for use with our electric utility customers. We had previously leased these assets.

On April 28, 2000, Duquesne Light completed the sale of our generation assets to Orion for approximately $1.7 billion. (See Note B.)

In 2000, we also received $287.0 million of proceeds from the sale of a water utility system and various other non-strategic investments, including affordable housing investments and DQE Energy Services' alternative fuel facilities. The alternative fuel transaction includes a seven-year contract to operate several of the facilities.

F. PROPERTY, PLANT AND EQUIPMENT

In April 2000, Duquesne Light sold its generation assets. Duquesne Light owns 9 transmission substations and 561 distribution substations (367 of which are located on customer-owned land and are used to service only those customers). Duquesne Light has 592 circuit-miles of transmission lines, comprised of 345,000, 138,000 and 69,000 volt lines. Street lighting and distribution circuits of 23,000 volts and less include approximately 16,420 circuit-miles of lines and cable. These properties are used in the electricity delivery business segment.

AquaSource owns and operates over 450 investor-owned water and wastewater systems and performs contract services for over 550 additional systems. These systems are comprised of distribution and collection lines, pump stations, treatment plants, storage tanks, reservoirs and related facilities. Properties are adequately maintained, and units of property are replaced as and when necessary. AquaSource owns a substantial acreage of land, the greater part of which is located in watershed areas and used for the discharge of treated effluent, with the balance being principally sites of pumping and treatment plants, storage reservoirs, tanks and standpipes. These properties are used in our water distribution business segment.

G. LONG-TERM INVESTMENTS

We have historically made equity investments in affordable housing, alternative fuel and gas reserve partnerships as a limited partner. At December 31, 2001, we had investments in 5 affordable housing funds, 1 alternative fuel partnership and 2 natural gas reserve sites. Additionally, we maintain investments in landfill gas rights at 26 landfills. We are the lessor in 7 leveraged lease arrangements involving mining equipment, a waste-to-energy facility, high-speed service ferries and natural gas processing equipment. These leases expire in various years beginning in 2011 through 2037. The recorded residual value of the equipment at the end of the lease terms is approximately one percent of the original cost. Our aggregate investment represents 20 percent of the aggregate original cost of the property, and is either leased to a creditworthy lessee or is secured by guarantees of the lessee's parent or affiliate. The remaining 80 percent was financed by non-recourse debt, provided by lenders who have been granted, as their sole remedy in the event of default by the lessees, an assignment of rentals due under the leases and a security interest in the leased property. This debt amounted to $866.2 million and $887.4 million at December 31, 2001 and 2000.

Net Leveraged Lease Investments at December 31,

	(Thousands of Dollars)	
	2001	2000
Rentals receivable — net	$ 612,121	$ 612,872
Estimated residual value	11,510	11,510
Less: Unearned income	(152,706)	(181,774)
Leveraged lease investments	470,925	442,608
Less: Deferred taxes	(340,088)	(291,117)
Net Leveraged Lease Investments	$ 130,837	$ 151,491

Our other investments include a waste-to-energy facility and other equipment. Deferred income, as shown on the consolidated balance sheet, primarily relates to certain gas reserve investments. Deferred amounts will be recognized as income over the lives of the underlying investments for periods not exceeding 15 years from the time of investment.

We have sales-type leases relating to the leasing of our fiber optic network, which are included in other long-term investments on the consolidated balance sheet. Total minimum lease payments receivable totaled $23.0 million and $16.9 million at December 31, 2001 and 2000, respectively. In each year, no amounts existed for: executory costs such as taxes, maintenance or insurance; allowance for uncollectibles; or unguaranteed residual values of leased property. Unearned income of $10.1 million and $6.6 million offset the minimum lease payments receivable, for a net investment in sales-type leases of $12.9 million and $10.3 million, at December 31, 2001 and 2000, respectively.

At December 31, 2001, minimum lease payments to be received for the next five succeeding years were $2.3 million in each of the years 2002 through 2006.

H. SHORT-TERM BORROWING AND REVOLVING CREDIT ARRANGEMENTS

We maintain two separate revolving credit agreements, one for $200.0 million and one for $150.0 million, both expiring in October 2002. We may convert the $150.0 million revolver into a term loan facility for a one-year period, for any amounts then outstanding upon expiration of the revolving credit period. Interest rates on both facilities can, in accordance with the option selected at the time of the borrowing, be based on one of several indicators, including prime and Eurodollar rates. Commitment fees are based on the unborrowed amount of the commitment. At December 31, 2001 and 2000, no borrowings were outstanding.

Under our credit facilities, we are subject to financial covenants requiring DQE and Duquesne Light to maintain a maximum debt-to-capitalization ratio of 65.0 percent. In addition, DQE is required to maintain a minimum cash coverage ratio of 2-to-1. At December 31, 2001 we were in compliance with these covenants, having debt-to-capitalization ratios of 64.3 percent at DQE and 58.8 percent at Duquesne Light, and a cash coverage ratio of 2.6 percent at DQE.

During 2001, the maximum amount of bank loans and commercial paper borrowings outstanding was $55.0 million, the amount of average daily borrowings was $22.7 million, and the weighted average daily interest rate was 4.79 percent.

I. INCOME TAXES

The annual Federal corporate income tax returns have been audited by the Internal Revenue Service (IRS) and are closed for the tax years through 1993. The IRS examination of the 1994 tax year has been completed, and the IRS issued a notice of proposed adjustment increasing our 1994 income tax liability in the approximate amount of $22.0 million (including penalties and interest) with respect to certain structured leasing transactions. We have protested and paid the proposed IRS adjustments for 1994; that protest is currently pending with the IRS Appeals Office. The IRS is currently auditing our 1995 through 1997 tax returns, and the tax years 1998 through 2001 remain subject to IRS review. The IRS has indicated that it is considering proposing adjustments to our reporting for 1995 through 1997 of the same structured transactions that were the subject of the 1994 proposed adjustment, as well as other similar transactions. If the IRS were to propose adjustments to such transactions for the years 1995 through 2001 similar to those made for 1994, we would project that the proposed assessment of additional tax would be approximately $175.0 million (to which interest would be, and penalties may be, added). In addition, the IRS has indicated that it may challenge other structured leasing transactions entered into during the 1995 through 1997 period but has not yet proposed any adjustments, and we are unable to quantify what those adjustments might be. In connection with the sale of 50,000 shares of AquaSource Class A Common Stock (see Note E), we are entitled to a net capital loss carryback resulting in a refund of previously paid tax of approximately $55.0 million. It is our current intention to apply this refund during 2002 toward any adjustments ultimately proposed. A tax benefit for the capital loss carryback has not been recognized. While it is impossible to predict whether or to what extent any IRS proposed adjustments for the period 1994 through 2001 will be sustained, we do not believe that the ultimate resolution of any of our Federal income tax liability for the years 1994 through 2001 will have a material adverse effect on our financial position, results of operations or cash flows.

Deferred Tax Assets (Liabilities) at December 31,

(Thousands of Dollars)	2001	2000
Tax benefit — long term investments	$ 81,230	$ 81,230
Warwick Mine closing costs	14,536	16,643
Capital loss carryover	67,500	—
Restructuring charges and impairments	57,750	—
Other	45,401	49,545
Deferred tax assets	266,417	147,418
Property depreciation	(290,339)	(291,420)
Leveraged leases	(340,088)	(291,117)
Transition costs	(47,019)	(138,733)
Regulatory assets	(93,588)	(98,236)
Loss on reacquired debt unamortized	(11,972)	(12,601)
Other	(94,840)	(118,758)
Deferred tax liabilities	(877,846)	(950,865)
Net	$(611,429)	$(803,447)

Income Tax Expense (Benefit)

	(Thousands of Dollars) Year Ended December 31,		
	2001	2000	1999
Current:			
Federal	$ 37,848	$273,912	$ 7,400
State	2,512	12,071	29,861
Deferred:			
Federal	(93,771)	(207,992)	84,376
State	(2,670)	(7,641)	(8,048)
ITC deferred – net	—	—	(2,867)
Income Taxes	$ (56,081)	$ 70,350	$110,722

Total income taxes differ from the amount computed by applying the statutory Federal income tax rate to income before income taxes, as set forth in the following table.

Income Tax Expense Reconciliation

	(Thousands of Dollars) Year Ended December 31,		
	2001	2000	1999
Federal taxes at statutory rate (35%)	$ (73,312)	$ 72,942	$109,248
Increase (decrease) in taxes resulting from:			
State income taxes	(103)	2,880	14,178
Investment tax benefits	(15,749)	(9,136)	(10,499)
Amortization of non-deductible goodwill	29,750	1,925	1,400
Amortization of deferred ITC	—	—	(2,867)
Other	3,333	1,739	(738)
Total Income Tax Expense (Benefit)	$ (56,081)	$ 70,350	$110,722

J. LEASES

We lease office buildings, computer equipment, and other property and equipment.

Capital Leases at December 31,

	(Thousands of Dollars)	
	2001	2000
Electric plant	$ 10,231	$10,231
Less: Accumulated amortization	(7,058)	(6,486)
Capital Leases – Net	$ 3,173	$ 3,745

Summary of Rental Expense

	(Thousands of Dollars) Year Ended December 31,		
	2001	2000	1999
Operating leases	$ 8,603	$ 18,143	$ 51,723
Amortization of capital leases	305	444	18,889
Interest on capital leases	1,173	1,042	1,512
Total Rental Payments	$ 10,081	$ 19,629	$ 72,124

Future Minimum Lease Payments

	(Thousands of Dollars) Year Ended December 31,	
	Operating Leases (a)	Capital Leases
2002	$ 5,700	$ 739
2003	5,683	739
2004	5,455	739
2005	3,804	739
2006 and thereafter	24,118	1,479
Total	$ 44,760	$ 4,435
Less: Amount representing interest		(1,262)
Present value		$ 3,173

(a) Includes $8.0 million of projected rent payments expensed as part of the 2001 restructuring charge ($2.6 million, $2.6 million, $2.2 million, $0.4 million and $0.2 million in 2002, 2003, 2004, 2005 and 2006, respectively). These future cash payments will decrease the restructuring liability.

Future minimum lease payments for operating leases are related principally to certain corporate offices. Future minimum lease payments for capital leases are related principally to building leases.

In December 2001, we amended the existing lease at our downtown Pittsburgh facility and extended the lease term to December 2011. The lease agreement contains one five-year renewal option.

K. COMMITMENTS AND CONTINGENCIES

CONSTRUCTION

We estimate that we will spend, excluding AFC, approximately $70.0 million for each of 2002, 2003 and 2004 for electric utility construction; and $53.0 million, $25.0 million and $19.0 million for water utility construction in 2002, 2003 and 2004. Additionally, our other business lines will spend approximately $10.0 million, $8.0 million and $8.0 million for construction in 2002, 2003 and 2004.

GUARANTEES

As part of our investment portfolio in affordable housing, we have received fees in exchange for guaranteeing a minimum defined yield to third-party investors. The notional amount of such guarantees at December 31, 2001 was $83.3 million. A portion of the fees received has been deferred to absorb any required payments with respect to our guarantees. Based on an evaluation of and recent experience with the underlying housing projects, we believe that such deferrals are ample for this purpose.

In connection with DQE Energy Services' sale, through a subsidiary, of its alternative fuel facilities, DQE agreed to guarantee the subsidiary's obligation under the sales agreement to indemnify the purchaser against breach of warranties, representations or covenants. We do not believe this guarantee will have any material impact on our results of operations, financial position or cash flows.

EMPLOYEES

Duquesne Light is renegotiating its labor contract with the International Brotherhood of Electrical Workers (IBEW), which represents the majority of Duquesne Light's 1,302 employees. The contract currently expires in September 2002.

LEGAL PROCEEDINGS

In October and November 2001, class action lawsuits were filed by purported shareholders of DQE against DQE and David Marshall, DQE's former Chairman, in the U.S. District Court for the Western District of Pennsylvania. The plaintiffs allege that the defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder, by issuing a series of materially false and misleading statements between December 6, 2000 and April 30, 2001 concerning investments made by DQE Enterprises, Inc. and their impact on DQE's current and future financial results. The plaintiffs claim that, as a result of these statements, the price of DQE securities was artificially inflated.

In February 2001, 39 former and current employees of AquaSource, all minority investors in AquaSource, commenced an action against DQE, AquaSource and others in the District Court of Harris County, Texas. The complaint alleges that the defendants fraudulently induced the plaintiffs to agree to sell their AquaSource stock back to AquaSource, and that defendants took actions intended to decrease the value of the stock. Plaintiffs seek, among other things, an award of actual damages not to exceed $100.0 million and exemplary damages not to exceed $400.0 million.

In the first quarter of 2001, DQE and AquaSource filed counterclaims alleging that 10 plaintiffs who held key AquaSource management positions engaged in deceptive practices designed to obtain funding for acquisitions and to make those acquisitions appear to meet certain return on investment requirements, and that all plaintiffs were unjustly enriched by such wrongful actions. DQE, AquaSource and AquaSource Utility, Inc. also filed a counterclaim against two plaintiffs alleging claims for breach of contract, breach of warranty, indemnification, fraud, and unjust enrichment in connection with the acquisition of various water and wastewater companies from such plaintiffs.

Although we cannot predict the ultimate outcome of these cases or estimate the range of any potential loss that may be incurred in the litigation, we believe that the lawsuits are entirely without merit, strenuously deny all of the plaintiffs' allegations of wrongdoing and believe we have meritorious defenses to the plaintiffs' claims. We intend to vigorously defend these lawsuits.

OTHER

In 1992, the Pennsylvania Department of Environmental Protection (DEP) issued *Residual Waste Management Regulations* governing the generation and management of non-hazardous residual waste, such as coal ash. Following the generation asset divestiture, Duquesne Light retained certain facilities which remain subject to these regulations. We have assessed our residual waste management sites, and the DEP has approved our compliance strategies. We incurred costs of $1.1 million in 2001 to comply with these DEP regulations. We expect the costs of compliance to be approximately $1.4 million over the next two years with respect to sites we will continue to own. These costs are being recovered in the CTC, and the corresponding liability has been recorded for current and future obligations.

Duquesne Light owns, but does not operate, the Warwick Mine, including approximately 1,200 acres of unmined coal lands and mining rights, located along the Monongahela River in Greene County, Pennsylvania. This property had been used in the electricity supply business segment. Duquesne Light's current estimated liability for closing the Warwick Mine, including final site reclamation, mine water treatment and certain labor liabilities, is approximately $35.0 million. Duquesne Light has recorded a liability for this amount on the consolidated balance sheet.

AquaSource is a party to consent agreements regarding environmental compliance in three states. In Indiana, AquaSource has entered parallel agreements with the Indiana Department of Environmental Management and the Indiana Utility Regulatory Commission to establish a schedule for completing upgrades and resolving certain historical compliance issues at two wastewater facilities. AquaSource agreed to make approximately $28.0 million of capital improvements, $11.4 million of which have been completed. The agreed-upon improvements are proceeding on schedule. Neither agreement imposes any compliance-related penalties or sanctions. AquaSource entered into a consent order with the Florida Department of Environmental Protection regarding historical compliance issues. AquaSource planned certain capital improvements in connection with its acquisition of five wastewater facilities, the completion of which will resolve the compliance issues. AquaSource and the TNRCC have entered into a consent agreement under which AquaSource will correct compliance issues at approximately 160 water and wastewater systems in Texas over a four year period. In lieu of any fines, penalties or other sanctions, AquaSource agreed to make approximately $30.0 million in capital improvements to upgrade these systems, $12.1 million of which have been completed. AquaSource is capitalizing all of these expenditures, and will seek recovery of the charges through future rates, if appropriate.

We are involved in various other legal proceedings and environmental matters. We believe that such proceedings and matters, in total, will not have a materially adverse effect on our financial position, results of operations or cash flows.

L. EMPLOYEE BENEFITS

PENSION AND POSTRETIREMENT BENEFITS

We maintain retirement plans to provide pensions for all eligible employees. Upon retirement, an eligible employee receives a monthly pension based on his or her length of service and compensation. The cost of funding the pension plan is determined by the unit credit actuarial cost method. Our policy is to record this cost as an expense and to fund the pension plans by an amount that is at least equal to the minimum funding requirements of the *Employee Retirement Income Security Act of 1974,* but which does not exceed the maximum tax-deductible amount for the year. Pension costs charged (credited) to expense or construction were $(20.7) million for 2001, $(13.1) million for 2000 and $12.8 million for 1999.

In 2001, we approved an amendment to the pension plan for a cost of living adjustment for benefits for certain retirees. This caused an increase in the Projected Benefit Obligation of $11.9 million.

In 1999, we offered an early retirement program for certain employees affected by the generation asset divestiture. The total increase in the projected benefit obligation to the retirement plans was estimated to be $29.4 million. Of this amount, $17.4 million was recognized in 1999 as special termination benefits, while the remaining $12.0 million was reflected in the unrecognized actuarial gain/loss account. In its January 18, 2001 order approving our final generation asset sale proceeds accounting, the PUC also approved recovery of costs associated with the early retirement program. These recovered costs are to be contributed to the pension plans over future years.

In addition to pension benefits, we provide certain health care benefits and life insurance for some retired employees. The life insurance plan is non-contributory. Participating retirees make contributions, which may be adjusted annually, to the health care plan. Health care benefits terminate when retirees reach age 65. We fund actual expenditures for obligations under the plans on a "pay-as-you-go" basis. We have the right to modify or terminate the plans.

We accrue the actuarially determined costs of the aforementioned postretirement benefits over the period from the date of hire until the date the employee becomes fully eligible for benefits. We have elected to amortize the transition obligation over a 20-year period.

Due to significant increases in health care costs over recent years, the health care trend assumption used in the development of the fiscal 2002 expense will be increased to better reflect the current cost environment. The health care trend assumption used in the development of the fiscal 2001 expense was 7.50 percent for fiscal year 2001, decreasing 0.50 percent per year to an ultimate rate of 6.00 percent (reached in 2004). The health care trend assumption reflected in the SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," year-end disclosure, which will also be used in the development of fiscal 2002 expense, is 11.00 percent for fiscal year 2002, decreasing 0.50 percent per year to an ultimate rate of 5.75 percent (reached in 2013). Consistent with previous practice, a 1.5 percent spread between the discount rate (7.25 percent for 2002 expense) and the ultimate health care cost trend rate will be maintained.

We sponsor several qualified and nonqualified pension plans and other postretirement benefit plans for our employees. The following tables provide a reconciliation of the changes in the plans' benefit obligations and fair value of plan assets over the two-year period ended December 31, 2001, a statement of the funded status as of December 31, 2001 and 2000, and a summary of assumptions used in the measurement of our benefit obligation:

Funded Status of the Pension and Postretirement Benefit Plans at December 31,

(Thousands of Dollars)

	Pension		Postretirement	
	2001	2000	2001	2000
Change in benefit obligation:				
Benefit obligation at beginning of year	$ 555,651	$ 584,374	$ 33,322	$ 58,198
Service cost	5,963	7,039	1,386	1,632
Interest cost	40,031	40,146	2,655	2,916
Actuarial (gain) loss	4,472	(21,993)	12,389	(7,326)
Benefits paid	(35,000)	(36,810)	(3,700)	(3,749)
Plan amendments	11,924	—	—	(1,743)
Curtailment gains	(344)	(17,546)	—	(21,948)
Settlements	(800)	(291)	—	—
Special termination benefits	—	732	—	5,342
Benefit Obligation at End of Year	581,897	555,651	46,052	33,322
Change in plan assets:				
Fair value of plan assets at beginning of year	746,300	751,752	—	—
Actual return (loss) on plan assets	(35,077)	30,941	—	—
Employer contributions	—	—	—	—
Benefits paid	(34,465)	(36,394)	—	—
Fair Value of Plan Assets at End of Year	676,758	746,299	—	—
Funded status	94,861	190,648	(46,052)	(33,322)
Unrecognized net actuarial (gain) loss	(170,724)	(279,155)	5,080	(7,309)
Unrecognized prior service cost	24,328	14,439	—	—
Unrecognized net transition obligation	3,093	4,281	7,564	8,251
Accrued Benefit Cost	$ (48,442)	$ (69,787)	$ (33,408)	$ (32,380)

Weighted-Average Assumptions as of December 31,

	Pension		Postretirement	
	2001	2000	2001	2000
Discount rate used to determine projected benefits obligation	7.25%	7.50%	7.25%	7.50%
Assumed rate of return on plan assets	7.50%	7.50%	—	—
Assumed change in compensation levels	4.00%	4.25%	—	—
Ultimate health care cost trend rate	—	—	5.75%	6.00%

All of our plans for postretirement benefits, other than pensions, have no plan assets. The aggregate benefit obligation for those plans was $46.1 million as of December 31, 2001 and $33.3 million as of December 31, 2000. The accumulated postretirement benefit obligation comprises the present value of the estimated future benefits payable to current retirees, and a pro rata portion of estimated benefits payable to active employees after retirement.

Following the early retirement program offered in 1999 (described previously) the total increase in the projected benefit obligation of the postretirement benefits was estimated to be $4.4 million. In 1999, this increase was reflected in the unrecognized actuarial gain/loss account in the preceding table. The PUC's January 18, 2001 order approved recovery of the postretirement benefits costs associated with the early retirement program. The recovered costs are to be used to offset the postretirement benefits for those employees.

Pension assets consist primarily of common stocks (exclusive of DQE common stock), United States obligations and corporate debt securities.

Components of Net Pension Cost as of December 31,

(Thousands of Dollars)	2001	2000	1999
Components of net pension cost:			
Service cost	$ 5,963	$ 7,039	$ 15,976
Interest cost	40,031	40,146	40,249
Expected return on plan assets	(54,383)	(51,270)	(45,945)
Amortization of unrecognized net transition obligation	1,188	1,200	1,788
Amortization of prior service cost	1,889	2,017	3,467
Recognized net actuarial gain	(15,363)	(12,275)	(2,753)
Net pension (gain) cost	(20,675)	(13,143)	12,782
Curtailment cost (gain)	145	943	(14)
Settlement cost	560	287	78
Special termination benefits	—	732	17,376
Net Pension (Gain) Cost After Curtailments, Settlements and Special Termination Benefits	$ (19,970)	$ (11,181)	$ 30,222

Components of Postretirement Cost as of December 31,

(Thousands of Dollars)	2001	2000	1999
Components of postretirement cost:			
Service cost	$ 1,386	$ 1,632	$ 2,212
Interest cost	2,655	2,916	3,134
Amortization of unrecognized net transition obligation	688	951	1,660
Amortization of prior service costs	—	(7)	—
Recognized net actuarial gain	—	(17)	—
Net postretirement cost	4,729	5,475	7,006
Curtailment (gain) cost	—	(6,377)	2,443
Special termination benefits	—	5,342	—
Net Postretirement Cost After Curtailments	$ 4,729	$ 4,440	$ 9,449

Effect of a One Percent Change in Health Care Cost Trend Rates as of December 31, 2001

(Thousands of Dollars)	One Percent Increase	One Percent Decrease
Effect on total of service and interest cost components of net periodic postretirement health care benefit cost	$ 397	$ (349)
Effect on the health care component of the accumulated postretirement benefit obligation	$3,462	$(3,087)

RETIREMENT SAVINGS PLAN AND OTHER BENEFIT OPTIONS

We sponsor separate 401(k) retirement plans for our management and IBEW-represented employees.

The 401(k) Retirement Savings Plan for Management Employees provides for employer contributions which vary by DQE subsidiary. These contributions may include one or more of the following: a participant base match, a participant incentive match and automatic contributions. In 2001 and 2000, all employees eligible for an incentive match achieved their incentive targets.

We are funding our automatic and matching contributions to the 401(k) Retirement Savings Plan for Management Employees with payments to an ESOP established in December 1991. (See Note O.)

The 401(k) Retirement Savings Plan for IBEW Represented Employees provides that we will match employee contributions with a base match and an additional incentive match, if certain targets are met. In 2001 and 2000, all IBEW-represented employees achieved their incentive targets.

Our shareholders have approved a long-term incentive plan through which we may grant management employees and directors options to purchase, during the years 1987 through 2006, up to a total of 9.9 million shares of DQE common stock at prices equal to the fair market value of such stock on the dates the options were granted.

The following tables summarize the transactions of our stock option plans for the three-year period ended December 31, 2001, and certain information about outstanding stock options as of December 31, 2001:

(In Thousands)

	Number of Options			Weighted Average Price		
	2001	2000	1999	2001	2000	1999
Options outstanding, beginning of year	1,292	1,031	1,231	$39.32	$30.28	$32.57
Options granted	1,120	697	258	$20.92	$42.65	$39.35
Options exercised	(58)	(409)	(300)	$37.72	$31.81	$29.69
Options canceled/forfeited	(155)	(27)	(158)	$38.07	$37.63	$39.81
Options outstanding, end of year	2,199	1,292	1,031	$29.90	$39.32	$30.28
Options exercisable, end of year	873	770	651	$38.18	$37.91	$33.80
Shares available for future grants, end of year	2,690	3,091	3,678			

As of December 31, 2001, 2000 and 1999, stock appreciation rights (SARs) had been granted in connection with 1,036,373; 975,292 and 933,014 of the options outstanding. During 2001, 2000 and 1999, 58,061; 208,236 and 45,265 SARs were exercised. During December 2001, 787,300 stock options were granted to employees with an exercise price of $16.90 per share. One half of these options become exercisable only if the closing price on the New York Stock Exchange of DQE's common stock averages $19.56 for 30 consecutive trading days, with the remainder becoming exercisable under the same terms at a target price of $22.49 per share. The options vest over an 18 month period from the date of grant.

	Outstanding			Exercisable	
Exercise Price Range	Number of Options (In Thousands)	Remaining Life (In Years)	Weighted Average Exercise Price	Number of Options (In Thousands)	Weighted Average Exercise Price
Under $20	813	9.9	$16.97	—	—
$20 - $30	66	2.8	$25.54	66	$25.54
$30 - $40	673	4.9	$33.36	379	$34.98
Over $40	647	5.5	$42.93	428	$42.68
Options, End of Year	2,199			873	

M. LONG-TERM DEBT

Long-Term Debt at December 31,

	Interest Rate	Maturity	Principal Outstanding (Thousands of Dollars) 2001	2000
First mortgage bonds (a)	6.450%-8.375%	2003-2038	$ 643,000	$ 643,000
Pollution control notes	Adjustable (b)	2009-2030	417,985	417,985
Floating rate notes	2.9%	2002	— (c)	150,000
Public income notes	8.38%	2039	100,000	100,000
Economic development revenue bonds	5.5%-8.75%	2001-2024	10,190	10,190
Sinking fund debentures	5.00%	2010	2,791	2,791
Miscellaneous			30,713	31,768
Less: Unamortized debt discount and premium – net			(5,920)	(6,436)
Total Long-Term Debt			$1,198,759	$1,349,298

(a) Includes $100 million of first mortgage bonds not callable until 2003.

(b) The pollution control notes have adjustable interest rates. The interest rates at year-end averaged 1.7 percent in 2001 and 4.7 percent in 2000.

(c) Excludes $150 million that matured on January 15, 2002.

At December 31, 2001, sinking fund requirements and maturities of long-term debt outstanding for the next five years were $151.4 million in 2002, $100.9 million in 2003, $101.4 million in 2004, $1.5 million in 2005 and $1.6 million in 2006.

Total interest and other charges were $104.4 million in 2001, $123.6 million in 2000 and $158.7 million in 1999. Interest costs attributable to debt were $89.0 million, $109.7 million and $107.7 million in 2001, 2000 and 1999, respectively. Of the interest costs attributable to debt, $0.6 million in 2001, $2.0 million in 2000 and $0.8 million in 1999 were capitalized as AFC. Debt discount or premium and related issuance expenses are amortized over the lives of the applicable issues. Interest and other charges in 1999 also includes $35.2 million related to the Beaver Valley Unit 2 lease expense.

At December 31, 2001, the fair value of long-term debt, including current maturities and sinking fund requirements, estimated on the basis of quoted market prices for the same or similar issues, or current rates offered for debt of the same remaining maturities, was $1,406.7 million. The principal amount included in the consolidated balance sheet, excluding unamortized discounts and premiums, is $1,356.0 million.

At December 31, 2001 and 2000, we were in compliance with all of our debt covenants.

N. DUQUESNE LIGHT COMPANY OBLIGATED MANDATORILY REDEEMABLE PREFERRED TRUST SECURITIES

Duquesne Capital L.P., a special-purpose limited partnership of which Duquesne Light is the sole general partner, has outstanding $150.0 million principal amount of 8⅜ percent Monthly Income Preferred Securities, Series A (MIPS), each with a stated liquidation value of $25.00. At December 31, 2001, there were six million shares authorized and outstanding. The holders of MIPS are entitled to distributions at the annual rate of 8⅜ percent, payable monthly. MIPS dividends included in interest and other charges were $12.6 million in 2001, 2000 and 1999. Duquesne Capital, at the direction of Duquesne Light, has the option to redeem the MIPS at any time, in whole or in part. The MIPS are also subject to mandatory redemption at the maturity of the Debentures referred to below.

Duquesne Capital applied the proceeds of the sale of the MIPS, together with certain other funds, to the purchase from Duquesne Light of $151.5 million principal amount of Duquesne Light's 8⅜ percent Subordinated Deferrable Interest Debentures, Series A, due May 31, 2044 (Debentures). The Debentures are Duquesne Capital's sole assets, and Duquesne Capital has no business activity other than holding the Debentures. Duquesne Light has guaranteed the payment of distributions on, and redemption price and liquidation amount in respect of the MIPS, to the extent that Duquesne Capital has funds available for such payment from the Debentures. Upon any redemption of the MIPS, the Debentures will be mandatorily redeemed.

O. PREFERRED AND PREFERENCE STOCK

Preferred and Preference Stock at December 31,

	Call Price Per Share	2001 Shares	2001 Amount	2000 Shares	2000 Amount
Preferred Stock of DQE:					
Series A Preferred Stock (a)	—	163,520	$ 16,352	173,611	$ 17,361
Preferred Stock Series of Subsidiaries:					
3.75% (b)	$51.00	148,000	7,407	148,000	7,407
4.00% (b)	51.50	549,709	27,486	549,709	27,486
4.10% (b)	51.75	119,860	6,012	119,860	6,012
4.15% (b)	51.73	132,450	6,643	132,450	6,643
4.20% (b)	51.71	100,000	5,021	100,000	5,021
$2.10 (b)	51.84	159,400	8,039	159,400	8,039
6.5% (c)	—	15	1,500	15	1,500
6.5% (d)	—	10	500	10	500
Total Preferred Stock of Subsidiaries			62,608		62,608
Preference Stock Series of Subsidiaries:					
Plan Series A (e)	35.50	558,673	17,239	579,276	18,028
Deferred ESOP benefit			(3,363)		(6,583)
Total Preferred and Preference Stock			$ 92,836		$ 91,414

(a) 1,000,000 authorized shares; no par value; convertible; $100 liquidation preference per share; annual dividends range from 3.6 percent to 4.3 percent.

(b) 4,000,000 authorized shares; $50 par value; cumulative; $50 per share involuntary liquidation value.

(c) 1,500 authorized shares; $100,000 par value; $100,000 involuntary liquidation value; holders entitled to 6.5 percent annual dividend each September; $100,000 redemption price per share in 2018.

(d) 100 authorized shares; $50,000 par value; $50,000 per share involuntary liquidation value; holders entitled to 6.5 percent annual dividend each September; $50,000 redemption price per share in 2019.

(e) 8,000,000 authorized shares; $1 par value; cumulative; $35.50 per share involuntary liquidation value in 2001; $35.78 per share involuntary liquidation value in 2000.

As of December 31, 2001, 163,520 shares of DQE preferred stock were outstanding, following the repurchase of 10,091 shares during 2001. These preferred shares were repurchased below liquidation value, favorably impacting our earnings available for common shareholders. The accounting for these transactions, in accordance with accounting principles generally accepted in the United States of America, enabled us to record a credit to preferred stock dividends in the period of the repurchase for the amount by which the market value of the securities exceeded the repurchase price. The DQE preferred stock ranks senior to DQE's common stock as to the payment of dividends and the distribution of assets on liquidation, dissolution or winding-up of DQE. Dividends are paid quarterly on each January 1, April 1, July 1 and October 1. Holders of DQE preferred stock are entitled to vote on all matters submitted to a vote of the holders of DQE common stock, voting together with the holders of common stock as a single class. Each share of DQE preferred stock is entitled to three votes. Each share of DQE preferred stock is convertible at our option into the number of shares of DQE common stock computed by dividing the DQE preferred stock's $100 liquidation value by the five-day average closing sales price of DQE common stock for the five trading days immediately prior to the conversion date. Each unredeemed share of DQE preferred stock will automatically be converted on the first day of the first month commencing after the sixth anniversary of its issuance.

Holders of Duquesne Light's preferred stock are entitled to cumulative quarterly dividends. If four quarterly dividends on any series of preferred stock are in arrears, holders of the preferred stock are entitled to elect a majority of Duquesne Light's board of directors until all dividends have been paid. Holders of Duquesne Light's preference stock are entitled to receive cumulative quarterly dividends, if dividends on all series of preferred stock are paid. If six quarterly dividends on any series of preference stock are in arrears, holders of the preference stock are entitled to elect two of Duquesne Light's directors until all dividends have been paid. At December 31, 2001, Duquesne Light had made all dividend payments. Preferred and preference dividends of subsidiaries included in interest and other charges were $3.6 million, $3.5 million and $4.1 million in 2001, 2000 and 1999. Total preferred and preference stock had involuntary liquidation values of $98.7 million and $100.4 million, which exceeded par by $19.3 million and $20.0 million, at December 31, 2001 and 2000.

Outstanding preferred stock is generally callable on notice of not less than 30 days, at stated prices plus accrued dividends. The outstanding preference stock is callable at the liquidation price plus accrued dividends. None of the remaining Duquesne Light preferred or preference stock issues has mandatory purchase requirements.

We have an Employee Stock Ownership Plan (ESOP) to provide matching contributions for a 401(k) Retirement Savings Plan for Management Employees. (See Note L.) We issued and sold 845,070 shares of preference stock, plan series A, to the trustee of the ESOP. As consideration for the stock, we received a note valued at $30.0 million from the trustee. The preference stock has an annual dividend rate of $2.80 per share, and each share of the preference stock is exchangeable for one and one-half shares of DQE common stock. At December 31, 2001, $17.2 million of preference stock issued in connection with the establishment of the ESOP had been offset, for financial statement purposes, by a $3.4 million deferred ESOP benefit. Dividends on the preference stock and cash contributions from DQE are used to fund the repayment of the ESOP note. We made cash contributions of approximately $1.5 million, $1.0 million and $0.2 million for 2001, 2000 and 1999. These cash contributions were the difference between the ESOP debt service and the amount of dividends on ESOP shares ($1.6 million in 2001, $1.7 million in 2000 and $2.1 million in 1999). As shares of preference stock are allocated to the accounts of participants in the ESOP, we recognize compensation expense, and the amount of the deferred compensation benefit is amortized. We recognized compensation expense related to the 401(k) plans of $3.1 million in 2001 and $3.6 million in 2000 and 1999.

P. EQUITY

Changes in the Number of Shares of DQE Common Stock Outstanding as of December 31,

	(Thousands of Shares)		
	2001	2000	1999
January 1	55,886	71,766	77,373
Reissuances	39	272	61
Repurchases	(17)	(16,152)	(5,668)
December 31	55,908	55,886	71,766

We have continuously paid dividends on common stock since 1953. Our annualized dividends per share were $1.68, $1.68 and $1.60 at December 31, 2001, 2000 and 1999. During 2001, we paid a quarterly dividend of $0.42 per share on January 1, April 1, July 1 and October 1. During 2000, we paid a quarterly dividend of $0.40 per share on January 1, April 1 and July 1 and $0.42 per share on October 1. The quarterly dividend declared in the fourth quarter of 2001, payable January 1, 2002, was $0.42 per share.

Once all dividends on DQE preferred stock have been paid, dividends may be paid on our common stock as permitted by law and as declared by the board of directors. Because we own all of Duquesne Light's common stock, if Duquesne Light cannot pay common dividends, we may not be able to pay dividends on our common stock or DQE preferred stock. Payments of dividends on Duquesne Light's common stock may be restricted by Duquesne Light's obligations to holders of its preferred and preference stock, pursuant to Duquesne Light's Restated Articles of Incorporation, and by obligations of a Duquesne Light subsidiary to holders of its preferred securities. No dividends or distributions may be made on Duquesne Light's common stock if Duquesne Light has not paid dividends or sinking fund obligations on its preferred or preference stock. Further, the aggregate amount of Duquesne Light's common stock dividend payments or distributions may not exceed certain percentages of net income, if the ratio of total common shareholder's equity to total capitalization is less than specified percentages. No part of the retained earnings of DQE was restricted at December 31, 2001.

Accumulated Other Comprehensive Income Balances as of December 31,

	(Thousands of Dollars)	
	2001	2000
January 1	$28,459	$ 1,834
Unrealized gains (losses), net of tax of $(14,953) and $14,337	(27,770)	26,625
December 31	$ 689	$28,459

Q. SUPPLEMENTAL CASH FLOW DISCLOSURES

Changes in Working Capital Other than Cash (a) for the Year Ended December 31,

	(Thousands of Dollars)		
	2001	2000	1999
Receivables	$ 33,473	$ (10,582)	$ (17,303)
Materials and supplies	1,911	(8,957)	40,347
Other current assets	(75,999)	(30,600)	(67,634)
Accounts payable	(56,588)	12,887	(15,859)
Other current liabilities	3,325	144,659	2,392
Total	$(93,878)	$ 107,407	$ (58,057)

(a) The amounts shown exclude the effects of acquisitions and dispositions, impairments and restructuring charges.

Non-Cash Investing and Financing Activities for the Year Ended December 31,

	2001	2000	1999
Assumption of debt in conjunction with Beaver Valley 2 lease termination	$ —	$ —	$359,236
Preferred stock issued in conjunction with acquisitions	$ —	$ —	$ 8,634

On December 3, 1999, we acquired three power plants and disposed of our ownership interests in five power plants in the power station exchange with FirstEnergy. On April 28, 2000, we disposed of our ownership in all of our power plants, including the aforementioned five, in the generation asset sale to Orion.

R. BUSINESS SEGMENTS AND RELATED INFORMATION

We report the results of our business segments, determined by products, services and regulatory environment as follows: (1) Duquesne Light's transmission and distribution of electricity (electricity delivery business segment), (2) Duquesne Light's supply of electricity (electricity supply business segment), (3) Duquesne Light's collection of transition costs (CTC business segment), (4) AquaSource's management of water systems (water distribution business segment), (5) DQE Energy Services' development, operation and maintenance of energy and alternative fuel facilities (Energy Services business segment), (6) DQE Financial's collection and processing of landfill gas and management of structured finance and alternative energy investments (Financial business segment) and (7) DQE Enterprises' management of electronic commerce, energy services and technologies, and communications investment portfolios (Enterprises business segment). With the completion of our generation asset sale in April 2000, the electricity supply business segment is now comprised solely of provider of last resort service. We also report an "all other" category, to include our other subsidiaries below the quantitative threshold for disclosure, and corporate administrative functions, financing, and insurance services for our various affiliates. Operating revenues in our "all other" category are comprised of revenues from our propane delivery and telecommunications business lines.

Business Segments as of December 31,

	Electricity Delivery	Electricity Supply	CTC	Water Distribution	Energy Services	Financial	Enterprises	All Other	Eliminations	Consolidated
2001										
Operating revenues	$ 319.6	$ 430.3	$ 303.7	$ 109.0	$ 31.3	$ 22.7	$ 14.8	$ 73.7	$ (9.0)	$1,296.1
Operating expenses	147.9	430.3	13.5	92.9	27.7	42.7	13.4	80.4	(14.4)	834.4
Depreciation and amortization expense	59.7	—	271.3	16.1	1.9	3.7	2.4	15.8	—	370.9
Operating income (loss)	112.0	—	18.9	—	1.7	(23.7)	(1.0)	(22.5)	5.4	90.8
Other income (expense) (a)	39.7	—	—	2.3	9.2	69.1	17.7	(17.7)	(37.4)	82.9
Interest and other charges (a)	78.4	—	—	1.1	0.6	6.0	0.1	48.1	(29.9)	104.4
Income (loss) before taxes	73.3	—	18.9	1.2	10.3	39.4	16.6	(88.3)	(2.1)	69.3
Income taxes	28.9	—	6.6	1.9	4.0	(1.7)	5.8	(28.4)	—	17.1
Net income (loss) before impairment and restructuring charges	44.4	—	12.3	(0.7)	6.3	41.1	10.8	(59.9)	(2.1)	52.2
Impairment charge, net of tax	—	—	—	(99.7)	—	(43.7)	(36.1)	(6.2)	—	(185.7)
Restructuring charge, net of tax	(6.7)	—	—	—	—	—	—	(13.2)	—	(19.9)
Net income (loss)	$ 37.7	$ —	$ 12.3	$ (100.4)	$ 6.3	$ (2.6)	$ (25.3)	$ (79.3)	$ (2.1)	$ (153.4)
Assets	$1,702.5	$ —	$ 134.3	$ 346.5	$ 35.2	$ 623.6	$ 35.2	$ 348.6	$ —	$3,225.9
Capital expenditures	$ 59.1	$ —	$ —	$ 39.5	$ 1.4	$ 52.7	$ 0.1	$ 9.4	$ —	$ 162.2

(a) Excludes intercompany interest charges.

Business Segments as of December 31,

2000 (Millions of Dollars)	Electricity Delivery	Electricity Supply	CTC	Water Distribution	Energy Services	Financial	Enterprises	All Other	Eliminations	Consolidated
Operating revenues	$ 316.1	$ 425.4	$ 334.4	$ 112.2	$ 19.8	$ 20.8	$ 22.6	$ 89.3	$ (13.0)	$ 1,327.6
Operating expenses	167.5	419.9	14.7	121.4	21.9	39.9	20.0	111.2	(36.4)	880.1
Depreciation and amortization expense	56.4	2.2	249.6	17.2	5.1	3.3	3.4	6.0	—	343.2
Operating income (loss)	92.2	3.3	70.1	(26.4)	(7.2)	(22.4)	(0.8)	(27.9)	23.4	104.3
Other income (expense) (a)	37.3	3.0	—	9.3	163.8	68.4	9.4	(18.6)	(44.9)	227.7
Interest and other charges (a)	69.5	21.2	—	1.1	0.4	9.9	0.7	40.2	(19.4)	123.6
Income (loss) before taxes and cumulative effect	60.0	(14.9)	70.1	(18.2)	156.2	36.1	7.9	(86.7)	(2.1)	208.4
Income taxes	23.9	(6.9)	24.5	(10.3)	58.0	(0.7)	2.2	(20.4)	—	70.3
Net income (loss) before cumulative effect	$ 36.1	$ (8.0)	$ 45.6	$ (7.9)	$ 98.2	$ 36.8	$ 5.7	$ (66.3)	$ (2.1)	$ 138.1
Cumulative effect	7.3	8.2	—	—	—	—	—	—	—	15.5
Net income (loss)	$ 43.4	$ 0.2	$ 45.6	$ (7.9)	$ 98.2	$ 36.8	$ 5.7	$ (66.3)	$ (2.1)	$ 153.6
Assets	$1,843.2	$ —	$ 396.4	$ 494.3	$ 28.8	$ 689.8	$ 163.6	$ 228.1	$ —	$3,844.2
Capital expenditures	$ 85.1	$ 4.7	$ —	$ 44.8	$ 8.0	$ 6.0	$ 0.5	$ 0.9	$ —	$ 150.0

(a) Excludes intercompany interest charges.

Business Segments as of December 31,

1999 (Millions of Dollars)	Electricity Delivery	Electricity Supply	CTC	Water Distribution	Energy Services	Financial	Enterprises	All Other	Eliminations	Consolidated
Operating revenues	$ 307.0	$ 528.5	$ 323.3	$ 101.7	$ 17.0	$ 21.9	$ 23.2	$ 31.4	$ (12.8)	$ 1,341.2
Operating expenses	178.9	457.4	16.6	79.4	29.0	24.4	21.3	32.0	(12.9)	826.1
Depreciation and amortization expense	50.5	26.3	95.6	12.1	3.4	2.3	4.3	1.8	—	196.3
Operating income (loss)	77.6	44.8	211.1	10.2	(15.4)	(4.8)	(2.4)	(2.4)	0.1	318.8
Other income (a)	38.0	11.1	—	4.4	3.9	72.8	22.7	2.9	(3.8)	152.0
Interest and other charges (a)	45.9	43.9	45.4	1.4	0.7	14.1	2.3	6.3	(1.3)	158.7
Income (loss) before taxes	69.7	12.0	165.7	13.2	(12.2)	53.9	18.0	(5.8)	(2.4)	312.1
Income taxes	30.9	0.4	69.1	2.4	(5.9)	6.9	6.9	(0.1)	0.1	110.7
Net income (loss)	$ 38.8	$ 11.6	$ 96.6	$ 10.8	$ (6.3)	$ 47.0	$ 11.1	$ (5.7)	$ (2.5)	$ 201.4
Assets	$1,527.4	$ 425.7	$2,226.8	$ 404.4	$ 71.9	$ 730.4	$ 98.5	$ 115.9	$ —	$5,601.0
Capital expenditures	$ 69.0	$ 30.4	$ —	$ 27.2	$ 6.9	$ —	$ 3.3	$ 10.4	$ —	$ 147.2

(a) Excludes intercompany interest charges.

S. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Summary of Selected Quarterly Financial Data (Thousands of Dollars, Except Per Share Amounts)

[The quarterly data reflect seasonal weather variations in the electric utility's service territory.]

2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Operating revenues	$320,514	$313,415	$351,502	$310,651
Operating income (loss)	24,526	(83,271)	25,613	(83,629)
Net income (loss)	12,223	(121,760)(a)	22,720	(66,564)(b)
Basic earnings (loss) per share	0.22	(2.18)	0.40	(1.19)
Stock price:				
High	33.15	30.90	22.57	20.36
Low	28.80	21.00	20.36	16.68

2000(c)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Operating revenues	$310,099	$328,643	$ 352,280	$ 336,582
Operating income	50,152	2,722	9,482	41,933
Income before cumulative effect of a change in accounting principle	42,932	10,409	62,427	22,288
Net income	58,427	10,409	62,427 (d)	22,288
Basic earnings per share:				
Before cumulative effect of a change in accounting principle	0.57	0.19	1.00	0.43
Cumulative effect of a change in accounting principle	0.25	—	—	—
After cumulative effect of a change in accounting principle	0.82	0.19	1.00	0.43
Stock price:				
High	48.50	45.00	43.02	40.38
Low	37.63	38.00	37.06	30.75

(a) Second quarter results include impairment charges booked at AquaSource ($99.7 million after tax) and DQE Enterprises ($27.7 million after tax). (See Note C.) These charges are related to asset and investment write-downs.

(b) Fourth quarter results include impairment charges at DQE Financial and DQE Enterprises of $43.7 million after tax and $8.4 million after tax, respectively. (See Note C.) These charges are related to asset and investment write-downs and asset abandonments. Restructuring charges at DQE and Duquesne Light of $13.2 million after tax and $6.7 million after tax, respectively, are also included in fourth quarter results. (See Note D.) These charges are related to the consolidation and relocation associated with our Back-to-Basics strategy.

(c) Restated to reflect the cumulative effect of a change in accounting principle related to unbilled revenues.

(d) Includes gain on sale of alternative fuel facilities.

GLOSSARY OF TERMS

With Pennsylvania at the forefront of the national trend toward electric utility industry restructuring, a number of unique terms have developed and are used in this report. Certain of these restructuring-specific terms are defined below.

COMPETITIVE TRANSITION CHARGE (CTC) — During the electric utility restructuring from the traditional Pennsylvania regulatory framework to customer choice, electric utilities have the opportunity to recover transition costs from customers through this usage-based charge.

CUSTOMER CHOICE — The *Pennsylvania Electricity Generation Customer Choice and Competition Act* (see "Rate Matters") gives consumers the right to contract for electricity at market prices from PUC-approved electric generation suppliers.

FEDERAL ENERGY REGULATORY COMMISSION (FERC) — The FERC is an independent five-member commission within the United States Department of Energy. Among its many responsibilities, the FERC sets rates and charges for the wholesale transportation and sale of electricity.

PENNSYLVANIA PUBLIC UTILITY COMMISSION (PUC) — The governmental body that regulates all utilities (electric, gas, telephone, water, etc.) that do business in Pennsylvania.

PROVIDER OF LAST RESORT — Under Pennsylvania's Customer Choice Act, the local distribution utility is required to provide electricity for customers who do not choose an alternative generation supplier, or whose supplier fails to deliver. (See "Rate Matters.")

REGIONAL TRANSMISSION ORGANIZATION (RTO) — Organization formed by transmission-owning utilities to put transmission facilities within a region under common control.

REGULATORY ASSETS — Pennsylvania ratemaking practices grant regulated utilities exclusive geographic franchises in exchange for the obligation to serve all customers. Under this system, certain prudently incurred costs are approved by the PUC for deferral and future recovery, with a return from customers. These deferred costs are capitalized as regulatory assets by the regulated utility.

TRANSITION COSTS — Transition costs are the net present value of a utility's known or measurable costs related to electric generation that are recoverable through the CTC.

TRANSMISSION AND DISTRIBUTION — Transmission is the flow of electricity from generating stations over high voltage lines to substations where voltage is reduced. Distribution is the flow of electricity over lower voltage facilities to the ultimate customer (businesses and homes).

Common Stock

Trading Symbol: DQE
Stock Exchanges Listed and Traded:
New York, Philadelphia, Chicago
Number of Common Shareholders of Record
at Year-End: Approximately 56,000

Annual Meeting June 26

An update on our Back-to-Basics business strategy will be featured at our 2002 Annual Meeting of Shareholders, set for 10 a.m., Wednesday, June 26, at Carnegie Music Hall in the Oakland section of Pittsburgh.

Expanded Shareholder Services Available at www.dqe.com

The Investor section of our website, www.dqe.com, has long been a convenient source of information, whether you want to listen to one of our live financial community webcasts, get a stock quote, or view a recent 10K.

An expanded Shareholder Services section now is available at www.dqe.com. You can download forms or use emailable forms to take full advantage of a wide range of services, including our Electri-Stock Dividend Reinvestment and Stock Purchase Program. While our Shareholder Relations staff remains available to help process any telephone or mail request, you now can access, fill out and return necessary forms whenever it best fits your schedule by using the Investor section of www.dqe.com.

Shareholder Information Line

Shareholders and potential investors also are invited to call 1-888-247-0401 for the latest information on earnings and dividends.

Shareholder Services/Assistance

Write to us at:

Shareholder Relations Department
411 Seventh Avenue, 7-4
Pittsburgh, PA 15219

or call us at:

Toll-Free: 1-800-247-0400
In Pittsburgh: 1-412-393-6167

or fax us at:

1-412-393-1263

or email us at:

share@dqe.com

By telephone, representatives are available from 7:30 a.m. to 4 p.m. (Eastern time) to assist you. Please feel free to call at other times. Our Message Center is available 24 hours a day. You can record a message, and our staff will follow up on the next business day.

Financial Community Inquiries

Analysts, investment managers and brokers should direct their inquiries to:

1-412-393-1157; Fax: 1-412-393-1077.

Written inquiries should be sent to:

DQE Investor Relations Department
411 Seventh Avenue,
Pittsburgh, PA 15219

Stock Certificate Transfers

Individuals who are not participants in the dividend reinvestment plan and who want to transfer stock certificates should send their certificates and related documents to our transfer agent:

EquiServe Trust Company, N.A.
P.O. Box 43010
Providence, RI 02940-3010
1-781-575-3400
www.equiserve.com

Dividend reinvestment plan participants who want to transfer their shares should send their certificates and related documents to DQE Shareholder Relations.

Direct Deposit of Dividends

Your DQE quarterly dividend can be deposited automatically into a personal checking or savings account. Check the Shareholder Services section of www.dqe.com or call Shareholder Relations toll-free for more information.

Electri-Stock

The following investor services are available through DQE's Electri-Stock Dividend Reinvestment and Stock Purchase Plan:

Direct Purchase of DQE Stock

DQE offers non-shareholders the ability to purchase common stock directly through the company.

Automatic Cash Contributions

Through this program, current reinvestment plan participants can make regular cash contributions to purchase additional shares of DQE common stock by having funds automatically withdrawn from their bank accounts.

For more information, visit the Shareholder Services section of www.dqe.com or call us toll-free.

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♻ The 2001 DQE Annual Report was printed entirely on recycled paper and is 100% recyclable.